UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INTERIM FINANCIAL STATEMENTS ON SEPTEMBER 30, 2011 AND 2010 AND ON DECEMBER 31, 2010

TABLE OF CONTENTS Interim Financial Statements for the period ended September 30, 2011 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Management's Report			1
Independent Auditors' Report			14
Interim Financial Statements
Balance Sheets			16
Income Statements			20
Statements of Changes in Stockholders' Equity			21
Statements of Cash Flows			22
Statements of Value Added			23
Notes to the Financial Statements
Note	1	. General Information	24
Note	2	. Presentation of Interim Financial Statements	24
Note	3	. Significant Accounting Policies	24
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	27
Note	6	. Securities and Derivative Financial Instruments	27
Note	7	. Interbank Accounts	37
Note	8	. Lending Portfolio and Allowance for Loan Losses	37
Note	9	. Foreign Exchange Portfolio	39
Note	10	. Trading Account	40
Note	11	. Tax Credits	40
Note	12	. Other Receivables - Other	41
Note	13	. Non-Current Assets Held for Sale and Liabilities Directly Associated Non-Current Assets Held for Sale	41
Note	14	. Other Assets	41
Note	15	. Foreign Branches	42
Note	16	. Investments in Affiliates and Subsidiaries	42
Note	17	. Property and Equipment	44
Note	18	. Intangible Assets	44
Note	19	. Money Market Funding and Borrowings and Onlendings	45
Note	20	. Tax and Social Security	47
Note	21	. Subordinated Debts	47
Note	22	. Other Payables - Other	48
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	48
Note	24	. Stockholders’ Equity	50
Note	25	. Operational Ratios	52
Note	26	. Related-Party Transactions	52
Note	27	. Income from Services and Banking Fees	56
Note	28	. Personnel Expenses	56
Note	29	. Other Administrative Expenses	57
Note	30	. Tax Expenses	57
Note	31	. Other Operating Income	58
Note	32	. Other Operating Expenses	58
Note	33	. Nonoperating Income (Expanses)	59
Note	34	. Income Tax and Social Contribution	59
Note	35	. Employee Benefit Plans - Post-Employment Benefits	59
Note	36	. Risk Management Structure	63
Note	37	. Supplemental Information - Reconciliation of the Shareholders' Equity and Consolidated Net Income	65
Note	38	. Corporate Restructuring	66
Note	39	. Subsequent Events	67
Note	40	. Other Information	67

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Santander (Brasil) S.A. and Controlled Companies Managment Reports – September 30, 2011

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander) related to the financial period ending September 30, 2011, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comisssion (CVM), that does not conflict with the rules of Bacen, by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable. These consolidated financial statements are available at the website http://www.santander.com.br/ri

The consolidated intermediate financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2011 were disclosed simultaneously, at the website http://www.santander.com.br/ri.

The reconciliation of the Shareholders' Equity and Net Income of the Consolidated are presented in note 37.

•  Macroeconomic Environment

The Brazilian economy continues to expand, albeit at a slower pace than in previous quarters. The second quarter GDP posted a 3.1% year-over-year growth, slightly below the 4.2% increase recorded in the first quarter. Domestic demand continues to drive economic growth: both private consumption and investments led the expansion in the second quarter, growing 5.5% and 6%, respectively. On the supply side, the services sector continues to outperform the industrial sector, growing 3.5% year-over-year in the second quarter, twice as much as industrial output 1.7%.

Despite the temporary relief in the mid-year readings, inflation continues to be a matter of concern. The IPCA pointed to a 5% year-to-date increase in consumer princes (above the Central Bank's target of 4.5%) and a 7.3% year-over-year increase, surpassing the upper limit of the targeted inflation 6.5%. Food and services prices continue to exert the greatest pressure on consumer inflation, both increasing by around 9% over September 2010. Wholesale prices also rose 7.6% in the past twelve months, with the 15% increase in agricultural prices partially offset by a milder increase in industrial prices 5%. Despite the inflationary pressures, the Bank chose to start a cycle of interest rate reduction in August, in order to prevent the worsening international crisis infuses Brazilian economy. The monetary authority reduced the Selic rate by 1 percentage point between August and October (for the current 11.5% pa), signaling the possibility of further cuts in coming months. Even though commodity prices have recently lost some steam, they are still fostering the growth in exports and, ultimately, the increase in Brazil’s trade surplus, which, in the twelve months through September, surpassed the US$30billion mark, with exports growing 33% and imports 28%. On the other hand, the combination of robust domestic demand and a strong currency have led to a widening of the deficit in services and incomes, mostly driven by remittance of profits and dividends, and net expenditures from international travel. As a result, current account deficit has been relatively stable and, in the twelve-month period ending in August, stood at nearly US$50 billion, or 2.1% of GDP. The financing of such deficit remains broadly comfortable despite the worsening of the international crisis. Net foreign direct investment inflows remain robust (reaching a record US$75 billion in twelve months) and external lending for Brazilian companies remains, more than enough to roll over the external debt payments. The positive foreign exchange flows to Brazil have limited the impact of the external turbulences on the Brazilian Real. Nevertheless, the Real closed the quarter at R$1.85/US$, nearly 20% weaker than at the end of the second quarter.

The outstanding credit provided by the financial system reached R$1.9 trillion by end-September, 19.6% higher than a year September, corresponding to 48.4% of the GDP - a new high. Non-eamarked credit grew 17.4% in the past twelve months, with similar performances by loans to individuals and companies (17.6% and 17.3% respectively). The latest indicators point to a slight deceleration in earmarked credit from the BNDES (which grew 18% year-over-year in September, versus 26% at the end of 2010). Meanwhile, housing credit growth remains robust at 50% year-over-year. The recent period has highlighted the resilience of the Brazilian economy in the face of the stress and uncertainties in the global scenario. Robust domestic demand, reduced vulnerability to external pressures and a sound financial system have contributed decisively to this relative insulation of the Brazilian economy.

• Performance
1. Net Income

Banco Santander concluded the exercise ended September 30, 2011 with net income of R$2,690 million, compared to R$3,032 million in exercise 2010, including amortization expense of goodwill of R$2,328 million and R$2,431 million in the respective exercises.

The result with loans and leasing operations grew 40.6% in the first nine months of 2011 compared to the same period in 2010.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the period ended September 30, 2011 is R$7,181 million and R$5,508 million in the same period of 2010, the expense increased 30.4%. Provisions for loan losses represented 6.1% of the loan portfolio in September 2011, compared to 5.5% in September 2010.

Administrative expenses excluding the effects of goodwill amortization increased 7.9% in first nine months of 2011 compared to 2010, while, personnel costs increased 10.2% and other administrative expenses increased 4% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$435,900 million for the exercise ended September 30, 2011, compared to R$343,432 million for the period ended September 2010, a growth of 26.9% and compared to R$387,212 million for the period ended December 2010, a growth of 12.6% compared to period ended 2010. In September, 2011 total assets are represented primarily by: R$188,389 million by the credit portfolio; R$73,968 million by the securities and derivative financial instruments, primarily by federal securities and R$24,780 million by interbank and September 2010, these amounts corresponded to R$159,085 million; R$80,010 million and R$29,733 million, and December 2010, these amounts corresponded to R$165,379 million; R$89,897 million and R$21,058 million respectively. In the exercise ended September 30, 2011, Banco Santander has a total of R$930 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them till maturity.

Credit Portfolio

	Santander Consolidated			Var.%
In millions of Brazilian reais				sep-11 vs.	sep-11 vs.
	Sep/11	Dec/10	Sep/10	dec-10	sep-10
Corporate	95,668	84,199	81,543	13.6%	17.3%
Individuals	88,205	76,294	72,728	15.6%	21.3%
Payroll Loans	11,947	9,600	9,132	24.4%	30.8%
Credit Cards	12,394	10,760	9,383	15.2%	32.1%
Real Estate Loans	8,881	6,698	6,114	32.6%	45.3%
Financing and Vehicles Lease	28,425	26,149	25,434	8.7%	11.8%
Personal Credit/Other	26,558	23,087	22,665	15.0%	17.2%
Agricultural	4,516	4,886	4,813	-7.6%	-6.2%
Total	188,389	165,379	159,085	13.9%	18.4%

In September of 2011, the credit portfolio reached R$188,389 million, an increase of 18.4% compared to September 2010 and an increase of 13.9% compared to December 2010.	In the exercise of 2011, the highlights were real estate loans, payroll loans, and credit cards, with a growth of 32.6%, 24.4%, and 15.2%, respectively.

Deposits

	Santander Consolidado			Var.%
In millions of Brazilian reais				sep-11 vs.	sep-11 vs.
	Sep/11	Dec/10	Sep/10	dec-10	jun-10

Demand Deposits	13,869	15,827	14,399	-12.4%	-3.7%
Saving Deposits	30,271	30,303	27,903	-0.1%	8.5%
Interbank Deposits	2,369	2,002	1,473	18.3%	60.8%
Time Deposits	73,411	68,914	64,726	6.5%	13.4%
Others Deposits	-	433	428	-100.0%	-100.0%
Total	119,920	117,479	108,929	2.1%	10.1%

Deposits totaled R$119,920 million at September 30, 2011 an increase of 10.1% compared with September 2010 and an increase of 2.1% compared with December 2010.	In the exercise of 2011, the highlight was the growth of 13.4% of deposits and 8.5% of savings deposits.

3. Shareholders’ Equity

Banco Santander consolidated shareholders’ equity R$65,473 million in the exercise ended September 2011, compared to R$65,900 million in the September of 2010 and compared to R$64,851 million in the December of 2010.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$428 million, partially reduced by dividends and the interest on capital proposal of R$2.4 billion.

On November 9, 2010 , the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9, 2011. However , in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Bayback Units Program issued by the Bank was approved, for held in treasury or sudsequent sale.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

On the same date, the BMF&Bovespa has authorized the purchase of ADRs by Santander Madrid ou its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates,that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This autorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Contract for Adoption of Corporate Governance Practices Level 2 signed with BMF&Bovespa.

Until September 30, 2011, Santander Brasil were acquired and held in treasury 4,700,600 Units, amounts R$69,960 thousand. The minimum cost, weighted average and maximum cost per Unit is,respectively, R$14,101599, R$14,883206 and R$16,063394. The bank also acquired and held in treasury 1,732,900 ADRs, amount to R$30,989 thousand. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on September 30, 2011 the market value of these shares on September 30, 2011 was R$ 13.72 per Unit and US$7.32 per ADR.

Dividends and Interest on Capital

					2011
		In Millions of Reais		Reais per thousands of Share/Units
			Common	Preferred	Units
Interest on capital	March-11	600	1.4366	1.5802	158.0216
Intermediate dividends	May-11	274	0.6556	0.7212	72.1211
Intercalary dividends	May-11	476	1.1401	1.2541	125.4059
Interest on capital	June-11	550	1.3168	1.4485	144.8532
Intercalary dividends	June-11	100	0.2394	0.2634	26.3369
Interest on capital	September-11	400	0.9592	1.0551	105.5127
Total Accumulated as of september 30, 2011		2,400

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 19.14%, less goodwill in minimum regulatory capital, as required by the international rule.

Banco Santander, according to Circular 3477/2009 Bacen, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website http://www.santander.com.br/ri

•   Recent Events

- Continuing to process of sale of Santander Seguros released in February 2011, at a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Seguros, and indirectly Santander Brasil Seguros S.A. (Santander Brasil Seguros) to ZS American Insurance, S.L., a SZ Insurance company based in Spain (ZS Insurance), initially owned by its controlling shareholder, Banco Santander Spain, and Inversiones ZS America SPA ( Inversiones ZS) company established in Chile, (Operation), which were signed on July 14, 2011.

The operation is placed of strategic partnership abroad between Santander Spain and Zurich Financial Services Ltd., involving the acquisition by ZS Insurance, all property and casualty insurers and life and pensions of Santander Spain in Argentina , Brazil, Chile, Mexico and Uruguay. Once the operation and acquisition of other assets herein by ZS Insurance, Santander Spain to Zurich to divest 51% of ZS Insurabce capital stock.

Santander Seguros is primarily engaged in the exploration of the life insurance operations in any of its modalities, as well as annuity plans and private pension income is open and the controlling shareholder of Santander Brasil Seguros, whose main activity is the development of operations insurance damage in any of its modalities.

As part of Operation, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the operation. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently practiced.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

It was not included in Operations’ scope of Santander Capitalização, which remains under control of Banco Santander, as well as insurance brokerage activities, carried out by Santander Serviços .

On August 23, 2011 Santander received prior approval from Susep for salel the Santander Seguros.

On October 5, 2011, based on prior autorization of Susep, was closed the sale operation of all shares of Santander Seguros, with transfer of 11,251,174,948 and 3 common shares issued by Santander Seguros for ZS Insurance and Inversiones ZS, and the payment of purchase and sale price to the Bank in amount of R$2,75 million.The final purchase and sale price will be set appropriately based on the special balance sheet prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided by the Agreement of Purchase and Sale dated July 14, 2011. Once defined the final purchase and sale price, the Bank Will disclose to the public and make the offering of preferred rights to shareholders, in accordance with Article 253 of Law 6.404/1976. Due the existence of preference rights of other current shareholders of Santander, until 2,094,968,776 shares sold in the ZS Insurance operation will be blocked in the system of custody and depositary agent available for possible transfer to its shareholders of the Bank that may come to exercise its preferred right to acquire shares of Santander Seguros , for the same final purchase and sale price per share in cash. The Operation,according to the regulations, subject to the approval of Susep.

- On October 25, 2011 Banco Santander held an Extraordinary General Meeting at which it was decided to conduct the Giacometti Celso Clemente for President of the Board and the granting of Incentive Plan - Long-Term Investment in Certificates of Deposit Shares ("Units") to certain directors and managerial employees of the Bank and companies under its control.

This plan aims to: (i) align the interests of the Bank and the participants' views on the one hand, the growth and profitability of business and on the other hand, the recognition of the contribution of the participants, (ii) allow for the retention of participants, offering them as an additional advantage, the opportunity to develop or increase their interest as shareholders, in terms, conditions and forms of this Plan, and (iii) promote the good performance of the Bank and the interests of shareholders through a commitment long-term by the participants.

• Strategy

Over the course of 2011, Santander completed the technological integration and brand unification, andnow that it is better structured and well positioned, is ready to develop its business. Banco Santander Brasil’s strategy remains focused on becoming the best and most efficient bank in Brazil in generating value for shareholders, client and employee satisfaction and brand attractiveness.

Positioned as an universal Bank focused on retail, Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative liquidity risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In September 2011, Banco Santander Brasil participated at the Investor Day held in London by the Santander Group, in which the CEO of Santander Brasil reaffirmed that the Bank is working to achieve all of its objectives. He also pointed out that, after the integration with Banco Real, Santander is now one of the 3 leading private banks in the country and that the unification of the brand and the technological platform has already captured important synergies.

The key points of Banco Santander’s strategy announced to the market for the period 2011 - 2013 were:

• The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

• To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

• To maintain our prudent risk management.

In addition, Banco Santander announced that on the years 2012 and 2013, it expects to increase on a Compounded Annual Growth Rate (CAGR) basis its net profit by around 15%, revenues by 14%-16% and total credit portfolio by 15% -17%.

• Main Subsidiaries

As of September 30, 2011, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,027 million, a lease and other credits portfolio of R$8,910 million, and stockholders' equity of R$9,996 million. Net income for the first nine months of 2011 was R$357 million.

As of September 30, 2011, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$29,256 million in total assets, R$21,617 million in credit operation and other credits portfolio and R$1,059 million of stockholder´s equity. Net income for the first nine months of 2011 was R$145 million.

As of September 30, 2011, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$718 million and stockholders' equity of R$244 million. Net income for the first nine months of 2011 was R$48 million.

As of September 30, 2011, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$257 million. The stockholders' equity of R$174 million, and net income for the first nine months was R$58 million. The total amount under management reached R$115,180 million.

• Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management. The table below presetns the risk ratings given by the three main global rating agencies:

Banco Santander		LongTerm		ShortTerm
Fitch * Ratings	National Scale	AAA (BRA)	Stable	F1+ (BRA)	Stable
	Local Currency	A-	Stable	F1	Stable
	Foreign Currency	BBB+	Stable	F2	Stable
Standard & Poor’s	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
Moody’s	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa2	Positive	P-2	Stable

*- Support the ratings do not measure the quality of the bank in question. In fact, an assessment of the possible support that a bank could receive from its shareholders or officers of the authorities in case of difficulties.

•  Corporate Governance

On August 24, 2011, the Stock Buyback Program was approved for a total of up to 57,006,302 Units, or American Depositary Receipts (ADR) by the Bank or its Cayman branch, corresponding to approximately 1.5% of the capital stock on July 31, 2011, pursuant to the Material Fact published on the same date. The Notice to Shareholders and the Material Fact relating to the Buyback Program are available at http://www.ri.santander.com.br in the ‘Corporate Governance’ section.

At the meeting of the Board of Directors held on September 22, 2011, Mr. Fábio Colletti Barbosa announced his resignation as Chairman and member of the Board of Directors. Consequently, the Board approved the submission of a proposal to the Extraordinary Shareholders’ Meeting nominating Mr. Celso Clemente Giacometti, an independent member of the Board and member of the Audit Committee, to the position of Chairman of the Board of Directors.

At this same meeting approved the proposal for granting of the Incentive Plan - Long-Term Investment in certificates of deposit of Shares ("Units") to certain directors and managerial employees of the Company and companies under its control which was the subject of resolution by the Extraordinary General.

•  Risk Management
1. Corporate Governance of the Risk Function

The structure of Banco Santander´s risk Committee Executive is designed in accordance with the highest standards of management and based on a prudent attitude toward risk and knowledge of the customer:

•   To incorporate and adapt the bank´s risk culture to local requirements, in addition to risk management strategies and risk tolerance levels, all aligned with the group´s corporate standards.

•    Approve proposals limits and policies for clients or portfolios (retail and wholesale banking.

•   To deliberate on miscellaneous issues in connection with market risk.

•  To be aware of, assess and adhere to any periodical recommendations that come to be made by the regulatory requirements, as well as the observations from the Internal and Independent auditor and Audit Committee.

•  To guarantee the activities performed by Banco Santander are consistent with the risk tolerance level previously approved by the Santander Executive Committee and Board of Directors, and that the same are in line with their policies.

•  Authorize the use of management tools and local risk model and acknowledge the result in internal validation processes.

The risk function at Banco Santander is performed through an Executive Vice President of credit and market risks, which is independent from the business areas, and reports directly to the President of Banco Santander and step with the Corporate Risk Management.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Bank and the different business units. To this end, capital management, RORAC (return on risk adjusted capital) and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. Santander Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The role of Credit function is to develop policies and strategies for managing risk in accordance with the risk appetite set by the Executive Committee and delegated by the Board of Directors. In addition, is responsible for the monitoring and control systems used in the management of credit. These systems and processes are used in identifying, measuring, controlling the risk exposure on individual transactions or those grouped by similarity.

The risk management is segmented by specialization to attend the specific caracteristics of the clients, and its management is grouped between individual clients and groups of clients with similar characteristics.

4. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

•  Functional independence;

•  Executive capacity sustained by knowledge and proximity with the client;

•  Global and far-reaching of the function (different types of risk);

• Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;

•  Management and improvement of the equation risk/return; and

•  Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions.

5. Social and environmental risk:

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

6. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subordinate to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance with the determinations of, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfilment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3.383/2008, the Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified.

For further details of the struture, methodology ans control system related to risk management is described in note 36 to the financial statements and report available at www.santander.com.br.

•  People

For Banco Santander to be the country’s best and most efficient Bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 54 thousand professionals through a wide range of programs, of which the following are notable in 2011:

•  Engagement Program: aimed to create conditions to increase engagement, it involves year-long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress.

•  International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development.

•  Internal Mobility Program, is aimed at enhancement of professional organization, encouraging the development of their careers and disseminating to all employees and trainees opportunities for professional growth and internal mobility available in the Organization.

•  Youth: the platform "Santander Caminhos e Escolhas" is an environment of interactive and innovative, offered for the younger market, to know and experience activities that provide better knowledge and understanding of the activities within a bank and career guidance. In addition, for young people within the organization, we have the "Santander Evoluir Você", which supports the development and guidance in career choice through actions such as training meetings, workshops, lectures, multidisciplinary projects, discussion forums, exchange of experiences, mentoring activities, among other.

•  Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions.

•  Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions.

•  Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program.

•  Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

•  Sustainable Development

In September, Santander implemented a business plan to engage its branch network and corporate customer relationship areas in expanding business to ensure sustainability. The objective is to offer customized financial solutions to companies interested in improving their socio-environmental and business performance.

This strategy involves a complete cycle that starts with the determination of important issues to sustainability (energy, water, waste and accessibility), the sectors most impacted by these issues and a survey among customers that most likely need support for development in these areas. In addition to lists of potential customers, commercial managers receive guidelines on each type of demand. Thus, the relationship manager helps the customer in identifying opportunities to improve their installations and processes and provides a socio-environmental financing line that promotes investment. To strengthen this focus, an incentive campaign will reward professionals that bring the maximum sustainable business.

This plan translates the concept of sustainability into the daily activities of the commercial teams, such that the businesses increasingly bring efficiency and profitability, together with social and environmental development.

In the same manner, Santander Financiamentos, through accredited stores, started offering direct consumer credit lines aimed at fostering sustainable businesses, including CDC Acessibilidade, CDC Eficiência Energética de Equipamentos and CDC Produção e Processos Mais Limpos.

Another initiative launched in the period was Comunidades Rio 2016, a program that is part of Santander's project for expansion and growth in Rio de Janeiro, known as Rio 100 em 5. Comunidades Rio 2016 is conducted by Santander Universidades in partnership with AfroReggae and nine other higher-learning institutions. The program includes the granting of 510,000 academic scholarships and the training of labor to meet the demands of the 2014 World Cup and the 2016 Olympics. Nearly 200,000 people from the communities will be impacted.

•  Corporate Restructuring

The corporate restructuring here mentioned were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

•  Merger of the Real Corretora de Seguros S.A. (Real Corretora) by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A. (Santander Corretora) on October 29, 2010, with the demise of Real Corretora, with a version of net assets for Santander Corretora.

•  Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, Agropecuária Tapirapé S.A. (Tapirapé) which was approved Extraordinary General Meeting held on 31 August 2010, and merger of Agropecuaria Tapirapé by Santander CHP S.A on February 28, 2011.

•  Merger of Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

•  Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009, which is being ratified by Bacen.

•  Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.

•  Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.

•  Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009. The merger was approved by Susep on December 21, 2010.

•  Partial spin-off of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., with transfer of the net assets to Santander CCT as well the change of its denomination to Santander CCVM on September 30, 2009, still being ratified by Bacen.

•  Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009, which is being ratified by Bacen.

•  Merger of Real Capitalização S.A. by Santander Capitalização (Santander Capitalização), on September 30, 2009, ratified by Susep on January 15, 2010.

•  Merger of shares of Santander Seguros, BCIS and Santander Brasil Asset into stockholder’s equity of Banco Santander on August 14, 2009, which were transformed into wholly-owned subsidiaries of Banco Santander (merging company and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471 million. The incorporations were ratified by Bacen on September 28, 2009 and by Susep on December 14, 2009.

•  Partial spin-off of CRV Distribuidora da Titulos e Valores Mobiliários S.A (CRV) by Santander Participações S.A (Participações) (current name of Santander Advisory Services S.A), whose case is being homolagação CVM) on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV in the capital of Santander Securities (Brazil) SA Brokerage Securities (Securities), a process that is currently being ratified by the Central Bank. Incorporation of Securities by Participaões as General Meetings held on August 31, 2011, whose case is currently being ratified by the Central Bank.

•  Partial spin-off Santander Insurance with version of the separated part for the formation of Sancap Investimentos e Participacoes SA (Sancap) (on April 29, 2011), the spun-off assets to Sancap corresponded to the total value of $ 511,774 thousand and refer, exclusively to the entire stake held by Santander Seguros Santander's share capital bonds. The procedure for the Partial Split Santander Seguros with the consequent formation of Sancap was approved by Susep on August 9, 2011.

•  Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first half 2011, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, October 26, 2011 The Board of Directors The Executive (Adopted at the Meeting of the Board of 10/26/2011).

**

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. as of September 30, 2011 and the related statements of income for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of September 30, 2011, and its financial performance for the three and nine-month periods then ended and its cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Other Matters

Statements of Value Added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2011, prepared under the responsibility of the Management, the presentation of which is required by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not fairly presented, in all material respects, in relation to the interim individual and consolidated financial statements taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2011
/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS AS AT SEPTEMBER 30, 2011 AND ON DECEMBER 31, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

	Note	September 30, 2011	Bank December 31, 2010	September 30, 2011	Consolidated December 31, 2010

Current Assets		235,031,022	195,243,147	258,254,017	220,866,161
Cash	4	4,587,055	4,375,077	4,587,394	4,376,128
Interbank Investments	5	39,096,700	31,655,506	23,945,634	20,354,570
Money Market Investments		19,643,935	13,229,837	19,643,955	13,229,837
Interbank Deposits		17,507,257	14,147,122	2,356,171	2,846,186
Foreign Currency Investments		1,945,508	4,278,547	1,945,508	4,278,547
Securities and Derivative Financial Instrument	6	36,042,792	26,158,635	34,731,043	45,209,301
Own Portfolio		14,921,564	13,563,844	16,229,366	14,806,542
Subject to Resale Commitments		14,681,667	9,642,805	11,332,384	6,603,414
Derivative Financial Instruments		2,789,275	1,808,719	2,776,514	1,792,388
Linked to Central Bank of Brazil		2,319,534	777,707	2,319,534	777,707
Linked to Guarantees		1,330,752	365,560	2,073,245	21,229,250
Interbank Accounts	7	45,238,003	38,998,435	45,534,480	41,432,531
Payments and Receipts Pending Settlement		1,708,107	8,395	1,708,107	8,395
Restricted Deposits:
Central Bank of Brazil		43,500,307	38,966,991	43,796,784	41,401,087
National Housing System		154	2,059	154	2,059
Correspondents		29,435	20,990	29,435	20,990
Interbranch Accounts		10,095	1,751	10,095	1,773
Third-party Funds in Transit		106	1,751	106	1,751
Internal Transfers of Funds		9,989	-	9,989	22
Lending Operations	8	55,795,651	56,639,642	65,824,120	64,314,933
Public Sector		58,997	73,472	58,997	73,472
Private Sector		57,280,789	57,880,579	67,594,563	65,752,634
(Allowance for Loan Losses)	8.f	(1,544,135)	(1,314,409)	(1,829,440)	(1,511,173)
Leasing Operations	8	113,454	159,530	4,111,751	4,868,143
Public Sector		-	-	2,558	2,999
Private Sector		120,897	175,067	4,294,340	5,063,396
(Allowance for Doubtful Lease Receivables)	8.f	(7,443)	(15,537)	(185,147)	(198,252)
Other Receivables		51,662,216	36,905,962	54,702,717	39,334,982
Receivables for Guarantees Honored		-	1,264	-	1,264
Foreign Exchange Portfolio	9	31,566,533	20,055,172	31,566,533	20,055,172
Income Receivable		316,293	832,179	331,725	364,921
Trading Account	10	882,793	645,952	1,076,202	869,675
Tax Credits	11	6,255,356	4,925,931	7,350,034	5,925,408
Other	12	12,730,948	10,558,752	14,493,972	12,257,215
(Allowance for Losses on Other Receivables)	8.f	(89,707)	(113,288)	(115,749)	(138,673)
Other Assets		2,485,056	348,609	24,806,783	973,800
Non-current Assets held for sale	13	2,259,284	-	24,517,025	-
Other Assets	14	105,829	108,495	110,021	110,580
(Allowance for Valuation)	14	(96,145)	(98,811)	(100,187)	(100,734)
Prepaid Expenses		216,088	338,925	279,924	963,954

	Note	September 30, 2011	Bank December 31, 2010	September 30, 2011	Consolidated December 31, 2010

Long-Term Assets		173,392,153	155,227,016	152,416,967	138,438,532
Interbank Investments	5	13,474,618	9,703,277	834,811	703,409
Open Market Investments		-	-	31,476	-
Interbank Deposits		13,107,510	9,373,447	436,227	373,579
Foreign Currency Investments		367,308	330,030	367,308	330,030
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	67,357,620	70,025,053	39,237,047	44,687,644
Own Portfolio		8,652,932	7,195,826	8,103,966	7,101,955
Subject to Resale Commitments		43,852,296	48,079,904	14,559,984	20,749,823
Derivative Financial Instruments		3,103,911	3,208,409	3,102,772	3,205,211
Linked to Central Bank of Brazil		4,911,744	6,481,649	4,928,040	6,481,649
Privatization Certificates		2,067	1,943	2,067	1,943
Linked to Guarantees		6,834,670	5,057,322	8,540,218	7,147,063
Interbank Accounts	7	195,203	185,069	195,203	185,069
Restricted Deposits:
National Housing System		195,203	185,069	195,203	185,069
Lending Operations	8	77,426,221	60,650,568	89,374,686	69,716,682
Public Sector		114,883	144,225	114,883	144,225
Private Sector		85,405,662	66,443,788	97,876,988	75,810,934
(Allowance for Loan Losses)	8.f	(8,094,324)	(5,937,445)	(8,617,185)	(6,238,477)
Leasing Operations	8	81,503	173,546	3,892,379	5,300,498
Public Sector		-	-	6,210	5,968
Private Sector		91,702	206,465	4,163,808	5,670,268
(Allowance for Doubtful Lease Receivables)	8.f	(10,199)	(32,919)	(277,639)	(375,738)
Other Receivables		14,771,403	14,461,069	18,408,112	17,713,704
Receivables for Guarantees Honored		1,766	8,854	1,766	8,854
Foreign Exchange Portfolio	9	673,232	134,569	673,232	134,569
Income Receivable		53,687	56,785	53,687	56,785
Tax Credits	11	6,353,904	6,404,427	7,950,109	8,021,982
Other	12	8,027,664	8,083,732	10,127,370	9,753,645
(Allowance for Losses on Other Receivables)	8.f	(338,850)	(227,298)	(398,052)	(262,131)
Other Assets		85,585	28,434	474,729	131,526
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		79,289	22,138	468,433	125,230

Permanent Assets		40,242,792	45,901,696	25,228,967	27,907,462
Investments		15,357,467	19,068,672	71,537	85,660
Investments in Affiliates and Subsidiaries:	16	15,316,297	19,022,918	28,813	22,325
Domestic		15,316,297	18,931,334	28,813	22,325
Foreign		-	91,584	-	-
Other Investments		73,021	86,763	79,184	101,045
(Allowance for Losses)		(31,851)	(41,009)	(36,460)	(37,710)
Fixed Assets	17	4,575,900	4,406,494	4,608,730	4,430,886
Real Estate		2,138,336	2,140,716	2,140,478	2,144,951
Other		6,131,389	5,577,194	6,196,925	5,630,059
(Accumulated Depreciation)		(3,693,825)	(3,311,416)	(3,728,673)	(3,344,124)
Intangibles	18	20,309,425	22,426,530	20,548,700	23,390,916
Goodwill		26,859,713	26,810,539	27,022,627	27,930,750
Intangible Assets		5,942,929	5,562,684	6,070,657	5,695,109
(Accumulated Amortization)		(12,493,217)	(9,946,693)	(12,544,584)	(10,234,943)
Total Assets		448,665,967	396,371,859	435,899,951	387,212,155

	Note	September 30, 2011	Bank December 31, 2010	September 30, 2011	Consolidated December 31, 2010

Current Liabilities		238,587,335	220,371,078	239,986,617	215,489,542
Deposits	19.a	93,593,290	100,474,701	70,397,125	73,554,666
Demand Deposits		14,046,056	16,107,511	13,869,043	15,826,628
Savings Deposits		30,270,628	30,303,463	30,270,628	30,303,463
Interbank Deposits		24,680,624	28,203,487	1,571,020	1,569,858
Time Deposits		24,595,982	25,427,580	24,686,434	25,422,057
Other Deposits		-	432,660	-	432,660
Money Market Funding	19.b	52,100,599	52,982,982	49,698,746	50,812,609
Own Portfolio		35,738,723	42,331,029	33,336,870	40,253,151
Third Parties		6,760,370	4,064,067	6,760,370	3,971,572
Linked to Trading Portfolio Operations		9,601,506	6,587,886	9,601,506	6,587,886
Funds from Acceptance and Issuance of Securities	19.c	14,706,995	8,612,856	14,928,806	8,873,124
Exchange Acceptances		-	-	220,020	259,160
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		12,828,034	8,387,450	12,829,825	8,388,558
Securities Issued Abroad		1,878,961	225,406	1,878,961	225,406
Interbank Accounts	7	1,579,770	9,253	1,579,770	9,253
Receipts and Payments Pending Settlement		1,567,067	2,180	1,567,067	2,180
Correspondents		12,703	7,073	12,703	7,073
Interbranch Accounts		1,252,979	2,373,409	1,252,979	2,373,409
Third-Party Funds in Transit		1,248,533	2,292,924	1,248,533	2,292,924
Internal Transfers of Funds		4,446	80,485	4,446	80,485
Borrowings	19.e	14,044,117	11,327,455	14,044,117	11,327,455
Local Borrowings - Other		-	290,665	-	290,665
Foreign Borrowings		14,044,117	11,036,790	14,044,117	11,036,790
Domestic Onlendings - Official Institutions	19.e	4,934,962	3,030,168	4,934,962	3,030,168
National Treasury		29,623	80,638	29,623	80,638
National Economic and Social Development Bank (BNDES)		2,842,643	928,818	2,842,643	928,818
Federal Savings and Loan Bank (CEF)		26,791	10,335	26,791	10,335
National Equipment Financing Authority (FINAME)		1,972,239	1,915,308	1,972,239	1,915,308
Other Institutions		63,666	95,069	63,666	95,069
Foreign Onlendings	19.e	1,079,236	259,104	1,079,236	259,104
Foreign Onlendings		1,079,236	259,104	1,079,236	259,104
Derivative Financial Instruments	6	2,981,718	1,228,835	2,981,680	1,223,987
Derivative Financial Instruments		2,981,718	1,228,835	2,981,680	1,223,987
Other Payables		52,313,669	40,072,315	79,089,196	64,025,767
Collected Taxes and Other		1,017,630	120,822	1,039,975	127,246
Foreign Exchange Portfolio	9	28,679,776	18,138,328	28,679,776	18,138,328
Social and Statutory		771,398	2,457,072	782,049	2,509,242
Tax and Social Security	20	6,849,892	6,100,124	9,500,762	7,987,482
Trading Account	10	812,658	247,484	1,010,659	467,014
Technical Provision for Insurance, Pension Plan
and Capitalization Operations	13	-	-	1,579,940	21,234,804
Liabilities Associated Non-Current Assests held for sale	13	-	-	21,932,718	-
Other	22	14,182,315	13,008,485	14,563,317	13,561,651

3

	Note	September 30, 2011	Bank December 31, 2010	September 30, 2011	Consolidated December 31, 2010

Long-Term Liabilities		144,378,743	110,945,646	129,703,318	106,216,505
Deposits	19.a	67,478,118	52,044,649	49,522,793	43,924,458
Interbank Deposits		18,753,848	8,634,770	798,523	432,256
Time Deposits		48,724,270	43,409,879	48,724,270	43,492,202
Money Market Funding	19.b	22,649,073	15,131,866	22,347,765	14,965,121
Own Portfolio		22,649,073	15,131,866	22,347,765	14,965,121
Funds from Acceptance and Issuance of Securities	19.c	21,295,592	9,607,937	22,242,702	9,968,510
Exchange Acceptances		-	-	631,599	351,690
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		15,070,762	6,770,877	15,386,273	6,779,760
Securities Issued Abroad		6,224,830	2,837,060	6,224,830	2,837,060
Borrowings	19.e	2,118,911	2,201,219	2,118,911	2,201,219
Foreign Borrowings		2,118,911	2,201,219	2,118,911	2,201,219
Domestic Onlendings - Official Institutions	19.e	6,178,255	8,811,543	6,178,255	8,811,543
National Treasury		1,149	1,254	1,149	1,254
National Economic and Social Development Bank (BNDES)		3,448,291	5,301,000	3,448,291	5,301,000
Federal Savings and Loan Bank (CEF)		34	1,528	34	1,528
National Equipment Financing Authority (FINAME)		2,719,064	3,459,206	2,719,064	3,459,206
Other Institutions		9,717	48,555	9,717	48,555
Foreign Onlendings	19.e	119,824	812,754	119,824	812,754
Foreign Onlendings		119,824	812,754	119,824	812,754
Derivative Financial Instruments	6	3,519,936	3,522,498	3,519,936	3,522,498
Derivative Financial Instruments		3,519,936	3,522,498	3,519,936	3,522,498
Other Payables		21,019,034	18,813,180	23,653,132	22,010,402
Foreign Exchange Portfolio	9	655,725	86,417	655,725	86,417
Tax and Social Security	20	2,947,445	3,004,374	5,322,650	5,654,973
Trading Account	10	1,115	22	1,115	22
Technical Reserve for Insurance, Pension Plan
and Capitalization Transactions		-	-	-	296,856
Subordinated Debts	21	10,602,524	9,695,105	10,602,524	9,695,105
Other	22	6,812,225	6,027,262	7,071,118	6,277,029

Deferred Income		201,364	178,150	201,364	178,172
Deferred Income		201,364	178,150	201,364	178,172

Minority Interest		-	-	536,054	476,958

Stockholders' Equity	24	65,498,525	64,876,985	65,472,598	64,850,978
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		529,141	529,136	529,141	529,136
Profit Reserves		1,053,687	1,236,150	1,053,687	1,250,341
Adjustment to Fair Value		711,748	283,498	675,967	243,300
Retained Earnings		476,697	-	486,551	-
(-) Treasury Shares		(100,949)	-	(100,949)	-
Total Liabilities and Stockholders' Equity		448,665,967	396,371,859	435,899,951	387,212,155

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

			2011		Bank 2010		2011		Consolidated 2010
	Note	Third Quarter	Nine-month period ended September 30	Third Quarter	Nine-month Period Ended September 30	Third Quarter	Nine-month Period Ended September 30	Third Quarter	Nine-month Period Ended September 30

Financial Income		16,619,557	41,548,553	10,445,880	31,162,303	16,991,821	43,117,102	11,017,139	32,610,775
Lending Operations		11,594,799	25,248,585	5,408,659	17,642,306	12,741,647	28,420,243	6,242,740	19,893,520
Leasing Operations		8,640	29,822	4,010	32,142	392,464	1,261,038	364,550	1,216,334
Securities Transactions	6.a	5,249,423	13,104,214	4,007,067	11,303,687	3,563,223	8,644,692	2,767,700	8,062,206
Derivatives Financial Instruments Transactions		(1,935,946)	(746,005)	134,162	146,614	(1,932,516)	(748,239)	130,000	129,785
Insurance, Pension Plan and Capitalization		-	-	-	-	510,473	1,478,388	576,072	1,191,125
Foreign Exchange Operations		564,708	918,292	336,522	913,092	564,709	918,292	336,522	913,092
Compulsory Investments		1,137,933	2,993,645	555,460	1,124,462	1,151,821	3,142,688	599,555	1,204,713

Financial Expenses		(14,403,629)	(31,502,341)	(6,605,754)	(21,023,835)	(14,030,664)	(30,830,036)	(6,306,527)	(20,065,382)
Funding Operations	19.d	(8,991,123)	(21,471,725)	(5,522,568)	(14,857,645)	(7,786,564)	(18,397,791)	(4,613,926)	(12,519,573)
Borrowings and Onlendings Operations		(2,856,738)	(2,541,804)	650,969	(374,216)	(2,856,739)	(2,542,953)	650,969	(374,216)
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest		-	-	-	-	(406,227)	(1,191,650)	(477,358)	(917,067)
Allowance for Loan Losses	8.f	(2,555,768)	(7,488,812)	(1,734,155)	(5,791,974)	(2,981,134)	(8,697,642)	(1,866,212)	(6,254,526)

Gross Profit From Financial Operations		2,215,928	10,046,212	3,840,126	10,138,468	2,961,157	12,287,066	4,710,612	12,545,393

Other Operating (Expenses) Income		(2,909,232)	(8,261,587)	(2,427,167)	(6,803,620)	(3,531,699)	(9,929,784)	(2,966,938)	(8,182,509)
Income from Services Rendered	27	1,422,724	4,501,211	1,342,740	3,763,610	1,490,424	4,728,602	1,480,820	4,160,145
Income from Banking Fees	27	588,763	1,487,945	453,530	1,318,639	764,903	1,902,525	550,489	1,597,090
Net Income from Premiums, Pension Plan and Capitalization		-	-	-	-	200,701	594,648	99,493	348,464
Personnel Expenses	28	(1,278,723)	(3,812,963)	(1,159,777)	(3,454,006)	(1,341,947)	(3,996,007)	(1,218,071)	(3,624,576)
Other Administrative Expenses	29	(2,618,548)	(7,699,740)	(2,495,478)	(7,290,322)	(2,697,261)	(7,921,301)	(2,613,058)	(7,612,987)
Tax Expenses	30	(460,670)	(1,711,812)	(564,534)	(1,505,460)	(578,999)	(2,065,948)	(637,028)	(1,732,204)
Investments in Affiliates and Subsidiaries	16	354,371	1,164,646	474,587	1,433,770	(571)	1,002	446	1,290
Other Operating Income	31	821,000	1,691,771	298,623	1,214,925	383,122	982,856	272,786	1,210,111
Other Operating Expenses	32	(1,738,149)	(3,882,645)	(776,858)	(2,284,776)	(1,752,071)	(4,156,161)	(902,815)	(2,529,842)

Operating Income		(693,304)	1,784,625	1,412,959	3,334,848	(570,542)	2,357,282	1,743,674	4,362,884

Nonoperating (Expenses) Income	33	32,241	108,326	109,137	395,612	40,912	209,508	110,200	381,631

Income Before Taxes on Income and Profit Sharing		(661,063)	1,892,951	1,522,096	3,730,460	(529,630)	2,566,790	1,853,874	4,744,515

Income Tax and Social Contribution	34	1,832,416	1,683,424	(224,528)	64,082	1,722,693	1,105,753	(525,014)	(848,812)
Provision for Income Tax		328,457	(84,723)	(100,002)	(127,216)	232,452	(510,634)	(227,676)	(709,657)
Provision for Social Contribution Tax		263,751	(17,727)	(107,288)	(107,288)	194,620	(316,918)	(205,466)	(429,610)
Deferred Tax Credits		1,240,208	1,785,874	(17,238)	298,586	1,295,621	1,933,305	(91,872)	290,455

Profit Sharing		(294,656)	(882,141)	(282,716)	(766,550)	(311,553)	(932,334)	(297,194)	(817,188)

Minority Interest		-	-	-	-	(15,898)	(50,312)	(15,539)	(46,044)

Net Income		876,697	2,694,234	1,014,852	3,027,992	865,612	2,689,897	1,016,127	3,032,471

Number of Shares (Thousands)	24.a	399,044,117	399,044,117	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		2.20	6.75	2.54	7.59

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED SEPTEMBER 30
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Position Own	Affiliates and Subsidiaries	Retained Earnings	Treasury Shares	Total

Balances as of December 31, 2009		62,806,071	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446
Capital Increase	24.a	22,130	(22,130)	-	-	-	-	-	-	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	192,889	9,767	-	-	202,656
Net Income		-	-	-	-	-	-	3,027,992	-	3,027,992
Allocations:
Legal Reserve		-	-	100,657	-	-	-	(100,657)	-	-
Dividends	24.b	-	-	-	-	-	-	(500,000)	-	(500,000)
Interest on Capital	24.b	-	-	-	-	-	-	(1,330,000)	-	(1,330,000)
Reserve of Dividend Equalization	24.c	-	-	-	612,483	-	-	(612,483)	-	-
Balances as of September 30, 2010		62,828,201	704,436	870,133	762,474	275,923	2,075	484,852	-	65,928,094

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985
Acqusition in own share	24.d	-	-	-	-	-	-	-	(100,949)	(100,949)
Acquisition of Treasury Shares	24.d	-	5	-	-	-	-	-	-	5
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	343,090	85,160	-	-	428,250
Dividends based on the Equalization Reserve
Dividends	24.b	-	-	-	(273,840)	-	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	2,694,234	-	2,694,234
Allocations:
Legal Reserve		-	-	90,877	-	-	-	(90,877)	-	-
Dividends	24.b	-	-	-	-	-	-	(576,160)	-	(576,160)
Interest on Capital	24.b	-	-	-	-	-	-	(1,550,000)	-	(1,550,000)
Reserve of Dividend Equalization	24.c	-	-	-	500	-	-	(500)	-	-
Balances as of September 30, 2011		62,828,201	529,141	1,053,187	500	624,025	87,723	476,697	(100,949)	65,498,525

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS FOR PERIODS ENDED SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

	Note	2011	Bank 2010	2011	Consolidated 2010
Cash Flow from Operating Activities
Net Income		2,694,234	3,027,992	2,689,897	3,032,471
Adjustment to Net Income		10,478,837	9,027,341	12,953,324	11,672,835
Allowance for Loan Losses	8.f	7,488,812	5,791,974	8,697,642	6,254,526
Provision for Contingent Liabilities		2,548,041	2,120,237	3,006,755	2,444,711
Deferred Tax Credits		(1,582,553)	(171,876)	(1,923,839)	128,520
Equity in Affiliates and Subsidiaries	16	(1,164,646)	(1,433,770)	(1,002)	(1,290)
Depreciation and Amortization	29	3,276,845	3,113,539	3,287,599	3,224,329
Recognition (Reversal) Allowance for Losses on Other Assets	33	(2,812)	(12,837)	(222)	(13,001)
Result on Sale of Other Assets	33	(6,256)	(173,169)	(7,032)	(173,594)
Result on Impairment of Assets	32	3,392	4,306	3,392	3,682
Result on Sale of Investments	33	(62,232)	(177,495)	(113,134)	(177,856)
Other		(19,754)	(33,568)	3,165	(17,192)
Changes on Assets and Liabilities		(14,793,423)	(13,696,188)	(13,442,877)	(15,682,954)
Decrease (Increase) in Interbank Investments		(13,585,791)	(9,006,277)	(6,104,222)	(4,462,971)
Decrease (Increase) in Securities and Derivative Financial Instruments		(4,875,719)	1,326,107	(3,121,996)	667,485
Decrease (Increase) in Lending and Leasing Operations		(23,273,423)	(21,282,908)	(27,766,706)	(23,758,387)
Decrease (Increase) in Deposits on Central Bank of Brazil		(4,533,316)	(19,872,878)	(2,395,697)	(21,588,939)
Decrease (Increase) in Other Receivables		(14,849,278)	6,136,439	(15,719,485)	6,355,805
Decrease (Increase) in Other Assets		65,687	36,562	(636,583)	(135,134)
Net Change on Other Interbank and Interbranch Accounts		(1,274,643)	119,814	(1,274,621)	123,466
Increase (Decrease) in Deposits		8,552,058	(2,596,410)	2,440,793	(4,544,402)
Increase (Decrease) in Money Market Funding		6,634,824	32,154,862	6,268,781	30,072,195
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		17,781,794	3,701,297	18,329,874	3,369,673
Increase (Decrease) in Borrowings and Onlendings		2,033,062	4,799,147	2,033,062	4,803,222
Increase (Decrease) in Other Liabilities		12,508,108	(9,241,929)	13,075,098	(9,086,674)
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	1,405,633	2,479,881
Increase (Decrease) in Change in Deferred Income		23,214	29,986	23,192	21,826
Net Cash Provided by (Used in) Operating Activities		(1,620,352)	(1,640,855)	2,200,344	(977,648)
Investing Activities
Acquisition of Investment		(11,565)	(62,495)	(7,685)	(56,008)
Acquisition of Fixed Assets		(664,354)	(904,002)	(679,468)	(924,320)
Acquisition of Intangible Assets		(683,907)	(536,985)	(839,162)	(552,410)
Net Cash Received on Sale/Reduction of Investments		180,392	311,882	237,260	314,376
Proceeds from Assets not in Use		29,959	308,374	35,510	309,919
Proceeds from Property for Own Use		20,757	10,014	22,660	20,611
Dividends and Interest on Capital Received		3,746,259	449,238	548	8,405
Net Cash Provided by (Used in) Investing Activities		2,617,541	(423,974)	(1,230,337)	(879,427)
Financing Activities
Acquisition of own share	24.d	(100,949)	-	(100,949)	-
Increase (Decrease) in Subordinated Debts		907,419	(1,874,851)	907,419	(1,874,851)
Dividends and Interest on Capital Paid		(3,964,937)	(2,623,339)	(3,996,856)	(2,739,604)
Increase (Decrease) on Minority Interest		-	-	49,889	52,383
Net Cash Provided by (Used in) Financing Activities		(3,158,467)	(4,498,190)	(3,140,497)	(4,562,072)
Net Decrease in Cash and Cash Equivalents		(2,161,278)	(6,563,019)	(2,170,490)	(6,419,147)
Cash and Cash Equivalents at the Beginning of Period	4	9,499,413	18,508,144	9,508,964	18,384,166
Cash and Cash Equivalents at the End of Period	4	7,338,135	11,945,125	7,338,474	11,965,019

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED FOR THE PERIODS ENDED SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
	Note	2011		2010		2011		2010

Financial Income		41,548,553		31,162,303		43,117,102		32,610,775
Income from Services Rendered, Banking Fees and Net Income from
Premiums, Pension Plan and Capitalization		5,989,156		5,082,249		7,225,775		6,105,699
Allowance for Loans Losses	8.f	(7,488,812)		(5,791,974)		(8,697,642)		(6,254,526)
Other Income and Expenses		(2,079,156)		(669,933)		(2,960,405)		(934,418)
Financial Expenses		(24,013,529)		(15,231,861)		(22,132,394)		(13,810,856)
Third-party Input		(4,028,753)		(3,839,309)		(4,233,521)		(4,044,104)
Materials, Energy and Others		(202,775)		(177,112)		(205,223)		(179,960)
Third-Party Services	29	(1,304,911)		(1,232,721)		(1,417,691)		(1,344,731)
Impairment of Assets	32	(3,392)		(4,306)		(3,392)		(3,682)
Other		(2,517,675)		(2,425,170)		(2,607,215)		(2,515,731)
Gross Added Value		9,927,459		10,711,475		12,318,915		13,672,570
Retention
Depreciation and Amortization	29	(3,276,845)		(3,113,539)		(3,287,599)		(3,224,329)
Added Value Produced		6,650,614		7,597,936		9,031,316		10,448,241
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	16	1,164,646		1,433,770		1,002		1,290
Added Value to Distribute		7,815,260		9,031,706		9,032,318		10,449,531
Added Value Distribution
Employee		4,158,772	53.2%	3,707,046	41.0%	4,364,533	48.3%	3,903,447	37.4%
Compensation	28	2,189,340		1,967,442		2,293,318		2,065,880
Benefits	28	680,339		623,683		715,306		655,792
Government Severance Indemnity Funds for Employees - FGTS		219,594		196,133		231,900		207,587
Other		1,069,499		919,788		1,124,009		974,188
Taxes		564,720	7.2%	1,954,888	21.7%	1,524,003	16.9%	3,119,333	29.9%
Federal		273,051		1,693,838		1,185,447		2,817,042
State		608		475		757		524
Municipal		291,061		260,575		337,799		301,767
Compensation of Third-Party Capital - Rental	29	397,534	5.1%	341,780	3.8%	403,573	4.5%	348,236	3.3%
Remuneration of Interest on Capital		2,694,234	34.5%	3,027,992	33.5%	2,740,209	30.3%	3,078,515	29.5%
Dividends	24.b	576,160		500,000		576,160		500,000
Interest on Capital	24.b	1,550,000		1,330,000		1,550,000		1,330,000
Profit Reinvestment		568,074		1,197,992		563,737		1,202,471
Participation Results of Minority of Shareholders		-		-		50,312		46,044
Total		7,815,260	100.0%	9,031,706	100.0%	9,032,318	100.0%	10,449,531	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. ("Banco Santander" or "The Bank"), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 -Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, foreign exchange, investment, lending and financing, mortgage lending, leasing, creditcard operations, through its subsidiaries. The bank also operates in the insurance, pension plan, capitalization, leasing, asset management, buying club management and securities and insurance brokerage operations. The bank's activities are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Interim Financial Statements

Banco Santander's interim financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 16 have been prepared in accordance with accounting practices established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Scurities and exchange Commission (CVM), wich do not conflict with the rules issued by Bacen, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable.

In preparing the consolidated financial statements, equity in subsidiaries, significant balances receivable and payable and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The consolidated financial statements prepared under the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) for the period endedSeptember 30, 2011 were published on teh same date on the Bank's website at www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily prorata basis.

b) Financial Statement Translation

The foreign branches' functional currency is the Brazilian Real. The assets and liabilities are substantially monetary items and are remeasured at the exchange rates prevailing at the end of the period. Non-monetary items are measured at cost history and profits or losses are remasured at the average exchange rates prevalling at the end of the period.

The effects of exchange rates changfes on the foreign branches' operations are stated in the income statement, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges , inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period , calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values. Allowances for loan losses are recognized based on analyses of outstanding loan transactions (past-due and current), past experience, future expectations, specific portfolio risks, and management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

Receivables and payables in up to 12 months are classified in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:
I - Trading securities;
II - Available-for-sale securities;
III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I ("trading") and III ("held-to-maturity"). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) a separate account in stockholders’ equity,net of taxes, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the statement income.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period .

Derivatives designated as hedge can be classified as:
I - Market risk hedge; and
II - Cash flow hedge.
Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:
(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and
(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.
Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Prepaind Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are recorded as “prepaid expenses” and allocated to profit or loss over the term of the related agreements.

h) Permanent Assets

Stated at acquisition cost and valued considering the following aspedts:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

h.3) Intamgible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, as amended by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular Letter 288/2005.

Insurance and Pension Plan
  The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.
  The Unearned Premium Reserve - Unissued Current Risks (PPNG-RVNE) is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.
  These resolutions also established the Premium Deficiency Reserve (PIP) for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.
  The Unexpired Risk Reserve (PRNE) is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.
  The Contribution Deficiency Reserve (PIC) is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition of the provision consider for the survival of female and male participants the table adheres to the reality of the participants of the insurer.
  The Administrative Expenses Reserve (PDA) is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).
  The Supplementary Premium Reserve (PCP) is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.
  The Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC) are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.
  The Claims Payable Reserve (PSL) is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.
  The Reserve for Losses Incurred but Not Reported (IBNR) reserve is recognized based on NTA or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (Dpvat) reserve, included in the balance of the IBNR is recognized based on information provided by the management of the Seguradora Líder S.A.
  Provision of Benefits to Settle (PBaR) is mode as a result of the notice of the even occured, but not yet paid. The past-due and not received income are included in this provision.
  The Reserve for Oscillation Risk (POR) is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.
  The Financial Surplus Reserve (PEF) surplus amounts accrued to be used according to plan regulations.
  The Financial Fluctuation Reserve (POF) is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.
  Reserve for Redemptions and/or Other Future Policy Benefits corresponds to amounts related to surrenders, the returns of contributions, or premiums, or the portability requested which, for any reason, have not yet been transferred.

Capitalization

  The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted for inflation based on the managed prime rate (TR) applicable to savings accounts.
  The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date, and the provision for the redemption of bonds by the end of the effective term of the bond.
  The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings yet to be made in which the bonds will participate, and the provision for drawings is recognized for bonds drawn but yet to be paid
  The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.
  The reserve for contingencies is recognized to cover any deficit resulting from drawings made, that is, in case more bonds than expected are drawn in the month.

j) Pension Plan

Actuarial liabilities relating to employee benefit plans to supplement retirement and medical care are recorded based on an actuarial study, conducted annually by an external consulting firm at the end of each year effective for the subsequent period.
Expenses on sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or final and unappealable favorable court decisions,which qualify the favorable outcome as virtually certain. Contingent assets likely to succeed are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recognized based on the nature, complexity and history of lawsuits, and on the opinion of internal and external legal advisors when there is a probable risk of losing a lawsuit or administrative proceeding and the amounts involved can be reliably determined.

k.3) Legal Obligations -Tax and Social Security

Refer to tax and social security lawsuits and administrative proceedings related to tax and social security obligations , whose legality or constitutionality is being challenged , and which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recognized in the financial statements.

i) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

m) Income tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% ; CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated basically on certain temporary differences between accounting and taxable income, on tax losses, and adjustments or securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits (note 11.b) is based on the projections of future earnings supported by a technical study, approved by Bank Santander's Management.

n) Impairment

Nonfinancial assets are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired.

4. Cash and Cash Equivalents

				Bank
	September 30, 2011	December 31, 2010	September 30, 2010	December 31, 2009
Cash	4,587,055	4,375,077	4,088,526	5,597,548
Interbank Investments	2,751,080	5,124,336	7,856,599	12,910,596
Money Market Investments	441,127	767,162	5,788,614	11,257,097
Interbank Deposits	364,450	78,842	22,892	266,347
Foreign Currency Investments	1,945,503	4,278,332	2,045,093	1,387,152
Total	7,338,135	9,499,413	11,945,125	18,508,144

				Consolidated
	September 30, 2011	December 31, 2010	June 30, 2010	December 31, 2009
Cash	4,587,394	4,376,128	4,108,420	5,623,834
Interbank Investments	2,751,080	5,132,836	7,856,599	12,760,332
Money Market Investments	441,127	767,162	5,788,614	11,257,066
Interbank Deposits	364,450	87,342	22,892	116,114
Foreign Currency Investments	1,945,503	4,278,332	2,045,093	1,387,152
Total	7,338,474	9,508,964	11,965,019	18,384,166

5. Interbank Investments

					Bank
				September 30, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	9,813,177	9,830,758	-	19,643,935	13,229,837
Own Portfolio	1,804,703	1,696,985	-	3,501,688	2,699,031
Treasury Bills - LFT	-	-	-	-	42,068
National Treasury Bills - LTN	165,942	371,759	-	537,701	686,043
National Treasury Notes - NTN	1,638,761	1,325,226	-	2,963,987	1,970,920
Third-party Portfolio	1,215,971	5,620,028	-	6,835,999	4,130,437
Treasury Bills - LFT	299,993	-	-	299,993	-
National Treasury Bills - LTN	300,000	157,309	-	457,309	453,389
National Treasury Notes - NTN	615,978	5,462,719	-	6,078,697	3,677,048
Sold Position	6,792,503	2,513,745	-	9,306,248	6,400,369
National Treasury Bills - LTN	1,042,833	965,077	-	2,007,910	214,254
National Treasury Notes - NTN	5,749,670	1,548,668	-	7,298,338	6,186,115
Interbank Deposits	6,079,863	11,427,394	13,107,510	30,614,767	23,520,569
Foreign Currency Investments	1,945,508	-	367,308	2,312,816	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	17,838,548	21,258,152	13,474,618	52,571,318	41,358,783
Current				39,096,700	31,655,506
Long-term				13,474,618	9,703,277

					Consolidated
				September 30, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	9,813,197	9,830,758	31,476	19,675,431	13,229,837
Own Portfolio	1,804,723	1,696,985	31,476	3,533,184	2,699,031
Treasury Bills - LFT	-	-	31,476	31,476	42,068
National Treasury Bills - LTN	165,942	371,759	-	537,701	686,043
National Treasury Notes - NTN	1,638,761	1,325,226	-	2,963,987	1,970,920
Debentures	20	-	-	20	-
Third-party Portfolio	1,215,971	5,620,028	-	6,835,999	4,130,437
Treasury Bills - LFT	299,993	-	-	299,993	-
National Treasury Bills - LTN	300,000	157,309	-	457,309	453,389
National Treasury Notes - NTN	615,978	5,462,719	-	6,078,697	3,677,048
Sold Position	6,792,503	2,513,745	-	9,306,248	6,400,369
National Treasury Bills - LTN	1,042,833	965,077	-	2,007,910	214,254
National Treasury Notes - NTN	5,749,670	1,548,668	-	7,298,338	6,186,115
Interbank Deposits	764,893	1,591,278	436,227	2,792,398	3,219,765
Foreign Currency Investments	1,945,508	-	367,308	2,312,816	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	12,523,598	11,422,036	834,811	24,780,445	21,057,979
Current				23,945,634	20,354,570
Long-term				834,811	703,409

6. Securities and Derivatives

a) Securities

I) By Category

					Bank
				September 30, 2011	December 31, 2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	24,701,981	294,399	-	24,996,380	19,064,291
Government Securities	21,605,183	318,019	-	21,923,202	15,989,169
Private Securities	3,096,798	(23,620)	-	3,073,178	3,075,122
Available-for-Sale Securities	70,585,602	-	995,129	71,580,731	71,181,044
Government Securities	28,089,604	-	1,051,010	29,140,614	35,783,104
Private Securities	42,495,998	-	(55,881)	42,440,117	35,397,940
Held-to-Maturity Securities	930,115	-	-	930,115	921,225
Government Securities	930,115	-	-	930,115	921,225
Total Securities	96,217,698	294,399	995,129	97,507,226	91,166,560
Derivatives (Assets)	4,884,014	1,009,172	-	5,893,186	5,017,128
Total Securities and Derivatives	101,101,712	1,303,571	995,129	103,400,412	96,183,688
Current				36,042,792	26,158,635
Long-term				67,357,620	70,025,053
Derivatives (Liabilities)	(5,367,642)	(1,134,012)	-	(6,501,654)	(4,751,333)
Current				(2,981,718)	(1,228,835)
Long-term				(3,519,936)	(3,522,498)

					Consolidated
				September 30, 2011	December 31, 2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	22,908,266	294,399	-	23,202,665	37,697,812
Government Securities	21,867,283	318,019	-	22,185,302	16,377,142
Private Securities	1,040,983	(23,620)	-	1,017,363	3,895,094
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	-	-	-	-	17,425,576
Available-for-sale Securities	42,941,156	-	1,014,868	43,956,024	45,372,985
Government Securities	30,369,675	-	1,070,749	31,440,424	37,506,747
Private Securities	12,571,481	-	(55,881)	12,515,600	7,866,238
Held-to-Maturity Securities	930,115	-	-	930,115	1,828,549
Government Securities	930,115	-	-	930,115	1,828,549
Total Securities	66,779,537	294,399	1,014,868	68,088,804	84,899,346
Derivatives (Assets)	4,871,041	1,008,245	-	5,879,286	4,997,599
Total Securities and Derivatives	71,650,578	1,302,644	1,014,868	73,968,090	89,896,945
Current				34,731,043	45,209,301
Long-term				39,237,047	44,687,644
Derivatives (Liabilities)	(5,367,606)	(1,134,010)	-	(6,501,616)	(4,746,485)
Current				(2,981,680)	(1,223,987)
Long-term				(3,519,936)	(3,522,498)

II) Trading Securities

				Bank
			September 30, 2011	December 31, 2010
		Adjustment	Carrying	Carrying
Trading Securities	Cost	to Fair Value - Income	Amount	Amount
Government Securities	21,605,183	318,019	21,923,202	15,989,169
Treasury Certificates - CFT	71,402	607	72,009	64,780
National Treasury Bills - LTN	7,438,123	71,625	7,509,748	5,432,594
Treasury Bills - LFT	381,857	46	381,903	529,439
National Treasury Notes - NTN B	9,163,759	203,955	9,367,714	5,868,379
National Treasury Notes - NTN C	840	12	852	837,273
National Treasury Notes - NTN F	4,386,946	41,034	4,427,980	3,082,643
Agricultural Debt Securities - TDA	152,137	1,012	153,149	85,785
Brazilian Foreign Debt Notes	5,389	(273)	5,116	86,810
Debentures (1)	4,730	1	4,731	1,466
Private Securities	3,096,798	(23,620)	3,073,178	3,075,122
Shares	263,627	(25,935)	237,692	506,822
Receivables Investment Fund - FIDC (2)	29,635	-	29,635	42,780
Investment Fund Shares in Participation - FIP	335,480	-	335,480	393,118
Investment Fund Shares	108,520	-	108,520	3,924
Debentures	2,257,493	(8)	2,257,485	2,102,304
Eurobonds	71,259	5,937	77,196	-
Certificates of Real Estate Receivables - CRI	30,784	(3,614)	27,170	26,174
Total	24,701,981	294,399	24,996,380	19,064,291

						Bank
						September 30, 2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,524,661	3,877,131	10,434,704	5,086,706	21,923,202
Treasury Certificates - CFT	-	-	72,009	-	-	72,009
National Treasury Bills - LTN	-	2,326,350	1,672,246	1,952,787	1,558,365	7,509,748
Treasury Bills - LFT	-	-	132,278	241,587	8,038	381,903
National Treasury Notes - NTN B	-	105,132	1,424,616	5,131,863	2,706,103	9,367,714
National Treasury Notes - NTN C	-	-	5	-	847	852
National Treasury Notes - NTN F	-	-	549,840	3,076,781	801,359	4,427,980
Agricultural Debt Securities - TDA	-	93,179	21,277	31,686	7,007	153,149
Brazilian Foreign Debt Notes	-	-	129	-	4,987	5,116
Debentures (1)	-	-	4,731	-	-	4,731
Private Securities	711,327	1,906	10,569	5,020	2,344,356	3,073,178
Shares	237,692	-	-	-	-	237,692
Receivables Investment Fund - FIDC (2)	29,635	-	-	-	-	29,635
Investment Fund Shares in Participation - FIP	335,480	-	-	-	-	335,480
Investment Fund Shares	108,520	-	-	-	-	108,520
Debentures	-	1,906	10,337	5,020	2,240,222	2,257,485
Eurobonds	-	-	232	-	76,964	77,196
Certificates of Real Estate Receivables - CRI	-	-	-	-	27,170	27,170
Total	711,327	2,526,567	3,887,700	10,439,724	7,431,062	24,996,380

				Consolidated
			September 30, 2011	December 31, 2010
		Adjustment	Carrying	Carrying
Trading Securities	Cost	to Fair Value - Income	Amount	Amount
Government Securities	21,867,283	318,019	22,185,302	16,377,142
Treasury Certificates - CFT	71,402	607	72,009	64,780
National Treasury Bills - LTN	7,438,123	71,625	7,509,748	5,432,594
Treasury Bills - LFT	643,957	46	644,003	906,460
National Treasury Notes - NTN B	9,163,759	203,955	9,367,714	5,879,331
National Treasury Notes - NTN C	840	12	852	837,273
National Treasury Notes - NTN F	4,386,946	41,034	4,427,980	3,082,643
Agricultural Debt Securities - TDA	152,137	1,012	153,149	85,785
Brazilian Foreign Debt Notes	5,389	(273)	5,116	86,810
Debentures (1)	4,730	1	4,731	1,466
Private Securities	1,040,983	(23,620)	1,017,363	3,895,094
Shares	263,627	(25,935)	237,692	506,822
Receivables Investment Fund - FIDC (2)	29,635	-	29,635	42,780
Investment Fund Shares in Participation - FIP	335,480	-	335,480	393,118
Investment Fund Shares	219,591	-	219,591	2,802,562
Debentures	51,743	(8)	51,735	74,674
Eurobonds	71,259	5,937	77,196	-
Certificates of Real Estate Receivables - CRI	32,080	(3,614)	28,466	26,174
Bank Certificates of Deposits - CDB	37,568	-	37,568	48,964
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	-	-	-	17,425,576
Total	22,908,266	294,399	23,202,665	37,697,812

						Consolidated
						September 30, 2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,524,661	3,884,329	10,689,436	5,086,876	22,185,302
Treasury Certificates - CFT	-	-	72,009	-	-	72,009
National Treasury Bills - LTN	-	2,326,350	1,672,246	1,952,787	1,558,365	7,509,748
Treasury Bills - LFT	-	-	139,476	496,319	8,208	644,003
National Treasury Notes - NTN B	-	105,132	1,424,616	5,131,863	2,706,103	9,367,714
National Treasury Notes - NTN C	-	-	5	-	847	852
National Treasury Notes - NTN F	-	-	549,840	3,076,781	801,359	4,427,980
Agricultural Debt Securities - TDA	-	93,179	21,277	31,686	7,007	153,149
Brazilian Foreign Debt Notes	-	-	129	-	4,987	5,116
Debentures (1)	-	-	4,731	-	-	4,731
Private Securities	822,398	40,631	13,670	5,020	135,644	1,017,363
Shares	237,692	-	-	-	-	237,692
Receivables Investment Fund - FIDC (2)	29,635	-	-	-	-	29,635
Investment Fund Shares in Participation - FIP	335,480	-	-	-	-	335,480
Investment Fund Shares	219,591	-	-	-	-	219,591
Debentures	-	4,868	10,337	5,020	31,510	51,735
Eurobonds	-	-	232	-	76,964	77,196
Certificates of Real Estate Receivables - CRI	-	1,296	-	-	27,170	28,466
Bank Certificates of Deposits - CDB	-	34,467	3,101	-	-	37,568
Total	822,398	2,565,292	3,897,999	10,694,456	5,222,520	23,202,665

III) Available-for-Sale Securities

				Bank
			September 30, 2011	December 31, 2010
		Adjustment	Carrying	Carrying
Available-for-Sale Securities	Cost	to Fair Value - Equity	Amount	Amount
Government Securities	28,089,604	1,051,010	29,140,614	35,783,104
Treasury Certificates - CFT	107,429	3,554	110,983	99,863
Securitized Credit	1,428	639	2,067	1,943
National Treasury Bills - LTN	10,928,262	365,636	11,293,898	6,635,614
Treasury Bills - LFT	2,924,571	(144)	2,924,427	2,700,619
National Treasury Notes - NTN A	122,928	11,353	134,281	115,490
National Treasury Notes - NTN B	480,085	21,937	502,022	480,409
National Treasury Notes - NTN C	606,923	355,962	962,885	980,930
National Treasury Notes - NTN F	11,705,524	303,238	12,008,762	23,891,874
National Treasury Notes - NTN P	114	(3)	111	102
Agricultural Debt Securities - TDA	16	-	16	-
Foreign Government Securities	1,010,204	(9,108)	1,001,096	379,341
Debentures (1)	202,120	(2,054)	200,066	289,622
Promissory Notes - NP (1)	-	-	-	207,297
Private Securities	42,495,998	(55,881)	42,440,117	35,397,940
Shares	755,714	31,816	787,530	889,877
Receivables Investment Fund - FIDC (2)	1,982,020	-	1,982,020	1,452,770
Investment Fund Shares in Participation - FIP	525,922	(58,409)	467,513	11,589
Investment Fund Shares	927	-	927	-
Debentures	36,469,731	(31,556)	36,438,175	30,803,457
Eurobonds	183,770	(637)	183,133	164,286
Promissory Notes - NP	1,216,322	651	1,216,973	681,455
Real Estate Credit Notes - CCI	22,469	499	22,968	25,676
Agribusiness Receivables Certificates - CDCA	3,576	(243)	3,333	4,683
Certificates of Real Estate Receivables - CRI	1,335,547	1,998	1,337,545	1,364,147
Total	70,585,602	995,129	71,580,731	71,181,044

						Bank
						September 30, 2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,009,349	2,351,453	11,177,024	14,602,788	29,140,614
Treasury Certificates - CFT	-	-	110,556	-	427	110,983
Securitized Credit	-	-	-	-	2,067	2,067
National Treasury Bills - LTN	-	-	-	4,453,760	6,840,138	11,293,898
Treasury Bills - LFT	-	1,272	-	2,923,155	-	2,924,427
National Treasury Notes - NTN A	-	1,900	-	-	132,381	134,281
National Treasury Notes - NTN B	-	5,081	-	-	496,941	502,022
National Treasury Notes - NTN C	-	-	6,139	-	956,746	962,885
National Treasury Notes - NTN F	-	-	2,034,565	3,800,109	6,174,088	12,008,762
National Treasury Notes - NTN P	-	-	111	-	-	111
Agricultural Debt Securities - TDA	-	-	16	-	-	16
Foreign Government Securities	-	1,001,096	-	-	-	1,001,096
Debentures (1)	-	-	200,066	-	-	200,066
Private Securities	3,237,990	475,050	1,171,571	1,458,440	36,097,066	42,440,117
Shares	787,530	-	-	-	-	787,530
Receivables Investment Fund - FIDC (2)	1,982,020	-	-	-	-	1,982,020
Investment Fund Shares in Participation - FIP	467,513	-	-	-	-	467,513
Investment Fund Shares	927	-	-	-	-	927
Debentures	-	149,108	727,780	906,203	34,655,084	36,438,175
Eurobonds	-	6	2	183,125	-	183,133
Promissory Notes - NP	-	243,443	369,962	360,468	243,100	1,216,973
Real Estate Credit Notes - CCI	-	-	3,494	5,331	14,143	22,968
Agribusiness Receivables Certificates - CDCA	-	20	-	3,313	-	3,333
Certificates of Real Estate Receivables - CRI	-	82,473	70,333	-	1,184,739	1,337,545
Total	3,237,990	1,484,399	3,523,024	12,635,464	50,699,854	71,580,731

				Consolidated
			September 30, 2011	December 31, 2010
		Adjustment	Carrying	Carrying
Available-for-Sale Securities	Cost	to Fair Value - Equity	Amount	Amount
Government Securities	30,369,675	1,070,749	31,440,424	37,506,747
Treasury Certificates - CFT	107,429	3,554	110,983	99,863
Securitized Credit	1,428	639	2,067	1,943
National Treasury Bills - LTN	10,928,262	365,636	11,293,898	6,911,363
Treasury Bills - LFT	4,100,003	147	4,100,150	2,819,367
National Treasury Notes - NTN A	122,928	11,353	134,281	115,490
National Treasury Notes - NTN B	480,085	21,937	502,022	696,742
National Treasury Notes - NTN C	606,923	355,962	962,885	1,100,540
National Treasury Notes - NTN F	12,810,163	322,686	13,132,849	24,883,688
National Treasury Notes - NTN P	114	(3)	111	102
Agricultural Debt Securities - TDA	16	-	16	-
Foreign Government Securities	1,010,204	(9,108)	1,001,096	379,341
Debentures (1)	202,120	(2,054)	200,066	291,011
Promissory Notes - NP (1)	-	-	-	207,297
Private Securities	12,571,481	(55,881)	12,515,600	7,866,238
Shares	755,714	31,816	787,530	889,877
Receivables Investment Fund - FIDC (2)	1,982,020	-	1,982,020	1,452,770
Investment Fund Shares in Participation - FIP	525,922	(58,409)	467,513	11,589
Investment Fund Shares	927	-	927	-
Debentures	6,545,214	(31,556)	6,513,658	3,271,750
Eurobonds	183,770	(637)	183,133	164,286
Promissory Notes - NP	1,216,322	651	1,216,973	681,460
Real Estate Credit Notes - CCI	22,469	499	22,968	25,676
Agribusiness Receivables Certificates - CDCA	3,576	(243)	3,333	4,683
Certificates of Real Estate Receivables - CRI	1,335,547	1,998	1,337,545	1,364,147
Total	42,941,156	1,014,868	43,956,024	45,372,985

						Consolidated
						September 30, 2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,013,199	2,842,330	12,762,193	14,822,702	31,440,424
Treasury Certificates - CFT	-	-	110,556	-	427	110,983
Securitized Credit	-	-	-	-	2,067	2,067
National Treasury Bills - LTN	-	-	-	4,453,760	6,840,138	11,293,898
Treasury Bills - LFT	-	5,122	-	4,095,028	-	4,100,150
National Treasury Notes - NTN A	-	1,900	-	-	132,381	134,281
National Treasury Notes - NTN B	-	5,081	-	-	496,941	502,022
National Treasury Notes - NTN C	-	-	6,139	-	956,746	962,885
National Treasury Notes - NTN F	-	-	2,525,442	4,213,405	6,394,002	13,132,849
National Treasury Notes - NTN P	-	-	111	-	-	111
Agricultural Debt Securities - TDA	-	-	16	-	-	16
Foreign Government Securities	-	1,001,096	-	-	-	1,001,096
Debentures (1)	-	-	200,066	-	-	200,066
Private Securities	3,237,990	475,050	1,171,571	1,458,440	6,172,549	12,515,600
Shares	787,530	-	-	-	-	787,530
Receivables Investment Fund - FIDC (2)	1,982,020	-	-	-	-	1,982,020
Investment Fund Shares in Participation - FIP	467,513	-	-	-	-	467,513
Investment Fund Shares	927	-	-	-	-	927
Debentures	-	149,108	727,780	906,203	4,730,567	6,513,658
Eurobonds	-	6	2	183,125	-	183,133
Promissory Notes - NP	-	243,443	369,962	360,468	243,100	1,216,973
Real Estate Credit Notes - CCI	-	-	3,494	5,331	14,143	22,968
Agribusiness Receivables Certificates - CDCA	-	20	-	3,313	-	3,333
Certificates of Real Estate Receivables - CRI	-	82,473	70,333	-	1,184,739	1,337,545
Total	3,237,990	1,488,249	4,013,901	14,220,633	20,995,251	43,956,024
(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

							Bank
							September 30, 2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities(1)	September 30, 2011	December 31, 2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	930,115	921,225	812	10,912	1,149	917,242	930,115
National Treasury
Notes - NTN C	926,777	915,858	-	9,686	-	917,091	926,777
National Treasury
Notes – NTN I	3,338	5,367	812	1,226	1,149	151	3,338
Total	930,115	921,225	812	10,912	1,149	917,242	930,115

							Consolidated
							September 30, 2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	September 30, 2011	December 31, 2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	930,115	1,828,549	812	10,912	1,149	917,242	930,115
National Treasury
Notes - NTN B	-	242,246	-	-	-	-	-
National Treasury
Notes - NTN C	926,777	1,580,936	-	9,686	-	917,091	926,777
National Treasury
Notes - NTN I	3,338	5,367	812	1,226	1,149	151	3,338
Total	930,115	1,828,549	812	10,912	1,149	917,242	930,115
(1) Market value of held-to-maturity securities is R$1,522,619 in the Bank and in the Consolidated (2010 - R$1,532,540 in the Bank and R$2,517,014 in the Consolidated).

According to article 5 of Bacen Circular Letter 3.068/2001 in June 2011 it was decided to reassignment of financial instruments previously recognized inthecategory of securities held to maturity in Consolidated, the amount of R$826,896 (cost value) of Treasury Notes national Type B and Type C for the category of securities available for sale, with the recognition of unrealized gains of R$95,809 as a component in shareholders' equity.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Income From Fixed-Income Securities	3,890,769	9,424,757	2,878,094	8,035,646
Income From Interbank Investments	1,404,451	3,697,833	1,082,048	3,198,074
Income From Variable-Income Securities	(114,889)	(227,699)	727	(9,887)
Other	69,092	209,323	46,198	79,854
Total	5,249,423	13,104,214	4,007,067	11,303,687

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Income From Fixed-Income Securities	2,995,827	6,975,521	2,152,771	6,170,799
Income From Interbank Investments	640,328	1,772,071	565,881	1,814,861
Income From Variable-Income Securities	(114,309)	(233,232)	210	(10,644)
Other	41,377	130,332	48,838	87,190
Total	3,563,223	8,644,692	2,767,700	8,062,206

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			September 30, 2011			December 31, 2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(505,790)	(466,975)		232,379	573,354
Asset	100,685,830	12,095,011	12,375,211	90,149,182	18,183,537	18,446,365
CDI (Interbank Deposit Rates)	36,157,860	11,037,741	11,372,410	37,449,537	16,551,929	16,827,940
Fixed Interest Rate - Reais (1)	5,089,375	1,057,270	1,002,801	4,085,620	1,631,608	1,618,425
Indexed to Price and Interest Rates	14,385,289	-	-	11,662,920	-	-
Indexed to Foreign Currency	44,940,659	-	-	36,923,396	-	-
Other Indexes	112,647	-	-	27,709	-	-
Liabilities	101,191,620	(12,600,801)	(12,842,186)	89,916,803	(17,951,158)	(17,873,011)
CDI (Interbank Deposit Rates)	25,120,119	-	-	20,897,608	-	-
Fixed Interest Rate - Reais	4,032,105	-	-	2,454,012	-	-
Indexed to Price and Interest Rates	19,966,115	(5,580,826)	(5,424,624)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	51,867,665	(6,927,006)	(7,333,975)	51,291,086	(14,367,690)	(14,575,828)
Other Indexes	205,616	(92,969)	(83,587)	252,610	(224,901)	(212,976)
Options	157,109,627	(102,548)	(261,724)	363,704,337	(104,811)	(139,222)
Purchased Position	52,394,583	167,963	261,367	166,047,798	236,074	210,232
Call Option - US Dollar	699,795	17,138	63,718	3,594,587	58,198	58,218
Put Option - US Dollar	1,618,556	20,113	15,293	1,627,126	21,356	43,853
Call Option - Other (2)	38,398,468	73,778	11,471	94,486,883	101,476	72,435
Put Option - Other (2)	11,677,764	56,934	170,885	66,339,202	55,044	35,726
Sold Position	104,715,044	(270,511)	(523,091)	197,656,539	(340,885)	(349,454)
Call Option - US Dollar	2,528,581	(19,399)	(121,574)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	2,439,042	(19,500)	(10,041)	2,967,037	(16,312)	(8,485)
Call Option - Other ((2)	72,563,811	(144,588)	(37,356)	109,013,279	(147,931)	(131,015)
Put Option - Other (2)	27,183,610	(87,024)	(354,120)	81,513,808	(105,996)	(118,561)
Futures Contracts	87,426,060	-	-	94,302,441	-	-
Purchased Position	29,162,327	-	-	50,679,903	-	-
Exchange Coupon (DDI)	5,606,839	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	20,552,750	-	-	47,296,910	-	-
Foreign Currency	2,535,418	-	-	171,136	-	-
Indexes (3)	181,601	-	-	267,987	-	-
Treasury Bonds/Notes	277,915	-	-	59,975	-	-
Other	7,804	-	-	27,189	-	-
Sold Position	58,263,733	-	-	43,622,538	-	-
Exchange Coupon (DDI)	16,841,112	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	33,391,922	-	-	33,908,636	-	-
Foreign Currency	7,691,662	-	-	3,862,750	-	-
Indexes (3)	7,700	-	-	205,387	-	-
Treasury Bonds/Notes	331,337	-	-	141,474	-	-
Forward Contracts and Others	22,899,128	172,298	66,181	14,332,682	(459,223)	(283,864)
Purchased Commitment	12,351,483	691,414	329,537	6,561,234	44,204	(78,006)
Currencies	12,332,160	691,414	329,537	6,559,748	44,204	(78,006)
Other	19,323	-	-	1,486	-	-
Sell Commitment	10,547,645	(519,116)	(263,356)	7,771,448	(503,427)	(205,858)
Currencies	10,540,134	(525,130)	(268,538)	7,759,347	(513,819)	(216,147)
Other	7,511	6,014	5,182	12,101	10,392	10,289

						Consolidated
			September 30, 2011			December 31, 2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(518,734)	(480,845)		214,965	553,953
Asset	100,559,135	12,020,597	12,299,872	89,974,142	18,112,297	18,374,023
CDI (Interbank Deposit Rates)	36,087,757	11,019,919	11,354,588	37,384,081	16,589,276	16,865,287
Fixed Interest Rate - Reais (1)	5,032,783	1,000,678	945,284	3,976,036	1,523,021	1,508,736
Indexed to Price and Interest Rates	14,385,289	-	-	11,662,920	-	-
Indexed to Foreign Currency	44,940,659	-	-	36,923,396	-	-
Other Indexes	112,647	-	-	27,709	-	-
Liabilities	101,077,869	(12,539,331)	(12,780,717)	89,759,177	(17,897,332)	(17,820,070)
CDI (Interbank Deposit Rates)	25,067,838	-	-	20,794,805	-	-
Fixed Interest Rate - Reais	4,032,105	-	-	2,453,015	-	-
Indexed to Price and Interest Rates	19,966,115	(5,580,826)	(5,424,624)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	51,806,195	(6,865,536)	(7,272,506)	51,237,260	(14,313,864)	(14,522,887)
Other Indexes	205,616	(92,969)	(83,587)	252,610	(224,901)	(212,976)
Options	157,109,627	(102,548)	(261,724)	363,612,753	(100,091)	(134,502)
Purchased Position	52,394,583	167,963	261,367	166,047,798	236,074	210,232
Call Option - US Dollar	699,795	17,138	63,718	3,594,587	58,198	58,218
Put Option - US Dollar	1,618,556	20,113	15,293	1,627,126	21,356	43,853
Call Option - Other (2)	38,398,468	73,778	11,471	94,486,883	101,476	72,435
Put Option - Other ((2)	11,677,764	56,934	170,885	66,339,202	55,044	35,726
Sold Position	104,715,044	(270,511)	(523,091)	197,564,955	(336,165)	(344,734)
Call Option - US Dollar	2,528,581	(19,399)	(121,574)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	2,439,042	(19,500)	(10,041)	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	72,563,811	(144,588)	(37,356)	108,921,695	(143,211)	(126,295)
Put Option - Other (2)	27,183,610	(87,024)	(354,120)	81,513,808	(105,996)	(118,561)
Futures Contracts	87,426,060	-	-	94,302,441	-	-
Purchased Position	29,162,327	-	-	50,679,903	-	-
Exchange Coupon (DDI)	5,606,839	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	20,552,750	-	-	47,296,910	-	-
Foreign Currency	2,535,418	-	-	171,136	-	-
Indexes (3)	181,601	-	-	267,987	-	-
Treasury Bonds/Notes	277,915	-	-	59,975	-	-
Other	7,804	-	-	27,189	-	-
Sold Position	58,263,733	-	-	43,622,538	-	-
Exchange Coupon (DDI)	16,841,112	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	33,391,922	-	-	33,908,636	-	-
Foreign Currency	7,691,662	-	-	3,862,750	-	-
Indexes (3)	7,700	-	-	205,387	-	-
Treasury Bonds/Notes	331,337	-	-	141,474	-	-
Forward Contracts and Others	22,899,136	172,305	66,189	14,332,682	(459,223)	(283,864)
Purchased Commitment	12,351,483	691,414	329,537	6,561,234	44,204	(78,006)
Currencies	12,332,160	691,414	329,537	6,559,748	44,204	(78,006)
Other	19,323	-	-	1,486	-	-
Sell Commitment	10,547,653	(519,109)	(263,348)	7,771,448	(503,427)	(205,858)
Currencies	10,540,134	(525,130)	(268,538)	7,759,347	(513,819)	(216,147)
Other	7,519	6,021	5,190	12,101	10,392	10,289
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				September 30, 2011	December 31, 2010
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	36,706,696	29,858,626	34,120,508	100,685,830	90,149,182
Options	597,685	315,248	156,196,694	157,109,627	363,704,337
Futures Contracts	-	-	87,426,060	87,426,060	94,302,441
Forward Contracts and Others	9,613,391	12,880,165	405,572	22,899,128	14,332,682

					Consolidated
					Notional
				September 30, 2011	December 31, 2010
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	36,706,696	29,731,931	34,120,508	100,559,135	89,974,142
Options	597,685	315,248	156,196,694	157,109,627	363,612,753
Futures Contracts	-	-	87,426,060	87,426,060	94,302,441
Forward Contracts and Others	9,613,399	12,880,165	405,572	22,899,136	14,332,682
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				September 30, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,964,460	36,110,786	49,610,584	100,685,830	90,149,182
Options	40,711,194	114,415,641	1,982,792	157,109,627	363,704,337
Futures Contracts	24,256,748	33,293,468	29,875,844	87,426,060	94,302,441
Forward Contracts and Others	13,679,169	5,913,744	3,306,215	22,899,128	14,332,682

					Consolidated
					Notional
				September 30, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,878,416	36,079,621	49,601,098	100,559,135	89,974,142
Options	40,711,194	114,415,641	1,982,792	157,109,627	363,612,753
Futures Contracts	24,256,748	33,293,468	29,875,844	87,426,060	94,302,441
Forward Contracts and Others	13,679,177	5,913,744	3,306,215	22,899,136	14,332,682

IV) Derivatives by Trade Market

					Bank
					Notional
				September 30, 2011	December 31, 2010
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	33,910,245	41,582,995	25,192,590	100,685,830	90,149,182
Options	156,753,935	194,302	161,390	157,109,627	363,704,337
Futures Contracts	87,426,060	-	-	87,426,060	94,302,441
Forward Contracts and Others	6,195	12,274,202	10,618,731	22,899,128	14,332,682

					Consolidated
					Notional
				September 30, 2011	December 31, 2010
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	33,840,142	41,526,403	25,192,590	100,559,135	89,974,142
Options	156,753,935	194,302	161,390	157,109,627	363,612,753
Futures Contracts	87,426,060	-	-	87,426,060	94,302,441
Forward Contracts and Others	6,203	12,274,202	10,618,731	22,899,136	14,332,682
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$550,571 of cost (December 31, 2010 - R$495,066) and R$493,849 of fair value (December 31, 2010 - R$444,330). During the period there were no credit events related to events provided for in the contracts.

The required base capital used amounted to R$4,540 (December 31, 2010 - R$8,121).

VI) Derivatives Used as Hedge Instruments.

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank/Consolidated
			September 30, 2011			December 31, 2010
			Adjustment			Adjustment
Hedge Instruments	Cost	Fair Value	to Fair Value	Cost	Fair Value	to Fair Value
Swap Contracts	74,590	72,560	(2,030)	118,348	115,527	(2,821)
Asset	517,749	557,218	39,469	549,276	557,765	8,489
Interbank Deposit Rates - CDI	149,726	150,762	1,036	424,211	426,851	2,640
Indexed to Foreign Currency - Libor - US Dollar	368,023	406,456	38,433	125,065	130,914	5,849
Liabilities	(443,159)	(484,658)	(41,499)	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - US Dollar	(105,398)	(108,445)	(3,047)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(157,163)	(163,355)	(6,192)	(125,091)	(130,871)	(5,780)
Interbank Deposit Rates - CDI	(180,598)	(212,858)	(32,260)	-	-	-

Hedge Object	445,538	451,055	5,517	429,896	443,446	13,550
Credit Portfolio	445,538	451,055	5,517	429,896	443,446	13,550
Indexed to Foreign Currency - US Dollar	104,751	108,450	3,699	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed Interest
- US Dollar	162,354	163,354	1,000	125,102	132,065	6,963
Interbank Deposit Rates - CDI	178,433	179,251	818	-	-	-
b) Cash Flow Hedge

						Bank/Consolidated
			September 30, 2011			December 31, 2011
			Adjustment			Adjustment
Hedge Instruments	Cost	Fair Value	to Fair Value	Cost	Fair Value	to Fair Value
Swap Contracts (1)	(16,146)	(18,510)	(2,364)	-	-	-
Asset - Indexed to Foreign Currency -
Swiss Franc	310,465	337,316	26,851	-	-	-
Liabilities - Indexed to Foreign Currency - Fixed Interest -
US$ Dollar	(326,611)	(355,826)	(29,215)	-	-	-
Hedge Object	310,555	310,555	-	-	-	-
Eurobonds - Indexed to Foreign Currency -
Swiss Franc	310,555	310,555	-	-	-	-

Future Contracts (2)				7,165,189	-	-
DI1 Rate				7,165,189	-	-
Hedge Object				7,385,636	7,385,636	-
Bank Certificate of Deposit - CDB				7,385,636	7,385,636	-
(1) Operation with maturing on December 1, 2014, the effect of marking to market recorded in equity, net of taxes.

(2) In the first quarter of 2011, due to business strategy, the structures of "hedge" cash flow which had the object of "hedge" certificates of deposits (CBD) have been discontinued. The net effect of the outstanding equity will be repaid by January 2012, the remaining term of the hedging instruments.

The effectiveness of these operations were in accordance with the Bank and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa are comprised of federal government bonds in the amount of R$7,180,228 (December 31, 2010 - R$4,171,458) in the Bank and R$7,349,061(December 31, 2010 - R$4,316,863) Consolidated.

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Assets
Swap Differentials Receivable (1)	4,565,918	4,455,180	4,552,010	4,435,651
Option Premiums to Exercise	261,367	210,232	261,367	210,232
Forward Contracts and Others	1,065,901	351,716	1,065,909	351,716
Total	5,893,186	5,017,128	5,879,286	4,997,599

Liabilities
Swap Differentials Payable (1)	4,978,843	3,766,299	4,978,805	3,766,171
Option Premiums Launched	523,091	349,454	523,091	344,734
Forward Contracts and Others	999,720	635,580	999,720	635,580
Total	6,501,654	4,751,333	6,501,616	4,746,485
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as at September 30, 2011.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	27,948	93,252	280,026
Coupon - Other Currencies	(2,060)	(20,604)	(103,018)
Fixed Interest Rate - Reais	(4,019)	(40,190)	(200,952)
Shares and Indices	(3,290)	(8,225)	(16,450)
Inflation	2,732	27,325	136,623
Others	(624)	(6,236)	(31,178)
Total (1)	20,687	45,322	65,051
(1) Amounts net of taxes.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as at September 30, 2011.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(167)	(1,673)	(8,364)
TR and Long-term Interest Rate (TJLP)	(2,647)	(26,468)	(132,342)
Fixed Interest Rate - Reais	(37,559)	(375,585)	(1,877,926)
Inflation	(530)	(5,296)	(26,481)
Total (1) (2)	(40,903)	(409,022)	(2,045,113)
(1) The Capital market value was calculated based on 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above considers the deterioration situations established in CVM Instruction 475, considered as of low probability. According to the strategy defined by Management, if indications of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and Rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

8. Lending Portfolio and Allowance for Losses

a) Lending Portfolio

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Lending Operations	142,860,331	124,542,064	165,645,431	141,781,265
Loans and Discounted Receivables	92,304,547	75,066,696	92,309,380	75,081,566
Financing (1)	30,920,543	32,477,608	53,700,810	49,701,939
Rural, Agricultural and Industrial Financing	4,516,343	4,885,915	4,516,343	4,885,915
Real Estate Financing	15,061,066	12,090,018	15,061,066	12,090,018
Securities Financing	57,832	21,827	57,832	21,827
Leasing Operations	212,599	381,532	8,466,916	10,742,631
Advances on Foreign Exchange Contracts (2) (Note 9)	2,524,331	2,022,439	2,524,331	2,022,439
Other Receivables (3)	10,009,579	9,298,127	11,751,912	10,832,484
Total	155,606,840	136,244,162	188,388,590	165,378,819
Current	69,575,081	68,999,692	85,569,809	83,242,939
Long-term	86,031,759	67,244,470	102,818,781	82,135,880

(1)During the period from January to September/2011, the Bank, through its Grand Cayman branch, acquired Spain's Banco Santander, under commutation, portfolio of contracts for financing export and import credit,related operations contracted with Brazilian clients or their affiliates abroad, amounting to US$ 876 million (2010 - US$ 716 million).

(2) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(3) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

b) Lending Portfolio by Maturity

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Overdue	8,471,109	5,552,365	9,061,090	6,063,130
Due to:
Up to 3 Months	34,977,113	25,828,999	39,745,293	30,852,919
From 3 to 12 Months	34,597,968	43,170,693	45,824,516	52,390,020
Over 12 Months	77,560,650	61,692,105	93,757,691	76,072,750
Total	155,606,840	136,244,162	188,388,590	165,378,819

c) Lease Portfolio

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Gross Investment in Lease Transactions	251,728	475,869	10,606,557	13,730,897
Lease Receivables	99,410	185,931	6,929,740	8,959,762
Unrealized Residual Values (1)	152,318	289,938	3,676,817	4,771,135
Unearned Income on Lease	(97,714)	(183,284)	(6,736,470)	(8,720,671)
Offsetting Residual Values	(152,318)	(289,938)	(3,676,817)	(4,771,135)
Leased Property and Equipment	689,836	918,226	20,153,896	22,591,123
Accumulated Depreciation	(545,071)	(610,301)	(12,359,285)	(12,613,069)
Excess Depreciation	485,272	582,230	9,236,571	10,116,839
Losses on Unamortized Lease	16	22	189,411	166,555
Advances for Guaranteed Residual Value	(419,150)	(511,292)	(8,977,473)	(9,804,968)
Other Assets	-	-	30,526	47,060
Total of Lease Portfolio at Present Value	212,599	381,532	8,466,916	10,742,631
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$39,129 (December 31, 2010 - R$94,337) in the Bank and R$2,139,641 (December 31, 2010 - R$2,988,266) in the Consolidated.

As at September 30, 2011 and Dezember 31, 2010 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Overdue	6,242	16,609	174,353	230,503
Due to:
Up to 1 Year	120,897	175,067	4,296,898	5,066,395
From 1 to 5 Years	85,440	189,854	3,993,108	5,443,145
Over 5 Years	20	2	2,557	2,588
Total	212,599	381,532	8,466,916	10,742,631

d) Lending Portfolio by Business Sector

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Private Sector	155,432,960	136,026,465	188,203,488	165,149,749
Industrial	29,264,105	27,739,045	29,839,810	28,399,822
Commercial	16,813,305	11,712,163	19,335,368	13,599,511
Financial Institutions	161,386	114,246	165,496	117,296
Services and Other (1)	43,998,238	39,630,142	46,142,087	41,853,711
Individuals	60,679,583	51,944,954	88,204,384	76,293,494
Credit Cards	12,393,575	10,760,022	12,393,575	10,760,022
Mortgage Loans	8,881,476	6,698,125	8,881,476	6,698,125
Payroll Loans	11,946,582	9,599,952	11,946,582	9,599,952
Financing and Vehicles Lease	2,775,509	3,458,048	28,425,458	26,148,770
Other (2)	24,682,442	21,428,807	26,557,293	23,086,625
Agricultural	4,516,343	4,885,915	4,516,343	4,885,915
Public Sector	173,880	217,697	185,102	229,070
Federal	5,409	7,340	5,409	7,340
State	160,130	204,283	162,585	206,690
Municipal	8,341	6,074	17,108	15,040
Total	155,606,840	136,244,162	188,388,590	165,378,819
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft and more.

e) Classification of Lending Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
							September 30, 2011
	Minimum Allowance			Credit Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	62,967,908	-	62,967,908	-	-	-
A	0.5%	65,557,178	-	65,557,178	327,786	246,398	574,184
B	1%	4,494,928	1,487,963	5,982,891	59,829	103,966	163,795
C	3%	3,883,603	2,668,999	6,552,602	196,578	193,916	390,494
D	10%	1,148,550	2,395,732	3,544,282	354,428	-	354,428
E	30%	140,710	1,373,182	1,513,892	454,168	-	454,168
F	50%	81,174	1,981,226	2,062,400	1,031,200	-	1,031,200
G	70%	16,375	1,014,619	1,030,994	721,696	-	721,696
H	100%	215,753	6,178,940	6,394,693	6,394,693	-	6,394,693
Total		138,506,179	17,100,661	155,606,840	9,540,378	544,280	10,084,658

							Bank
							December 31, 2010
	Minimum Allowance			Credit Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	51,963,423	-	51,963,423	-	-	-
A	0.5%	55,945,064	-	55,945,064	279,725	217,108	496,833
B	1%	9,971,833	1,365,872	11,337,705	113,377	205,244	318,621
C	3%	4,039,564	2,274,462	6,314,026	189,421	254,260	443,681
D	10%	1,430,818	1,167,023	2,597,841	259,784	-	259,784
E	30%	155,548	993,543	1,149,091	344,728	-	344,728
F	50%	204,009	1,442,449	1,646,458	823,229	-	823,229
G	70%	132,716	989,065	1,121,781	785,247	-	785,247
H	100%	201,033	3,967,740	4,168,773	4,168,773	-	4,168,773
Total	0%	124,044,008	12,200,154	136,244,162	6,964,284	676,612	7,640,896

							Consolidated
							September 30, 2011
	Minimum Allowance			Credit Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	64,754,621	-	64,754,621	-	-	-
A	0.5%	91,956,142	-	91,956,142	459,781	286,520	746,301
B	1%	4,700,561	2,622,276	7,322,837	73,228	108,862	182,090
C	3%	4,195,328	3,767,824	7,963,152	238,895	193,916	432,811
D	10%	1,154,662	2,818,059	3,972,721	397,272		397,272
E	30%	146,294	1,647,470	1,793,764	538,129	-	538,129
F	50%	81,948	2,201,250	2,283,198	1,141,599	-	1,141,599
G	70%	16,796	1,173,687	1,190,483	833,338	-	833,338
H	100%	216,048	6,935,624	7,151,672	7,151,672	-	7,151,672
Total		167,222,400	21,166,190	188,388,590	10,833,914	589,298	11,423,212

							Consolidated
							December 31, 2010
	Minimum Allowance			Credit Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	53,108,375	-	53,108,375	-	-	-
A	0.5%	78,483,778	-	78,483,778	392,419	254,788	647,207
B	1%	11,168,032	2,526,495	13,694,527	136,945	205,269	342,214
C	3%	4,765,803	3,137,620	7,903,423	237,103	254,271	491,374
D	10%	1,526,350	1,489,158	3,015,508	301,551	-	301,551
E	30%	160,711	1,201,065	1,361,776	408,533	-	408,533
F	50%	204,985	1,598,678	1,803,663	901,832	-	901,832
G	70%	133,239	1,120,213	1,253,452	877,416	-	877,416
H	100%	201,730	4,552,587	4,754,317	4,754,317	-	4,754,317
Total		149,753,003	15,625,816	165,378,819	8,010,116	714,328	8,724,444
(1) Includes current and past-due operations.

(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements and is allocated on each level of risk.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	2011	2010	2011	2010
Balance as of December 31	7,640,896	8,293,755	8,724,444	9,462,570
Allowances Recognized	7,488,812	5,791,974	8,697,642	6,254,526
Write-offs	(5,045,050)	(6,402,434)	(5,989,665)	(6,915,388)
Other Changes	-	-	(9,209)	390
Balance as of September 30 (1)	10,084,658	7,683,295	11,423,212	8,802,098
Current	1,641,285	1,406,719	2,130,336	1,833,105
Long-term	8,443,373	6,276,576	9,292,876	6,968,993
Recoveries Accumulated in the Period (2)	1,396,952	663,372	1,516,373	746,198
(1) Includes allowance for lease portfolio: R$17,642 (December 31, 2010 - R$66,028) in the Bank and R$462,786(December 31, 2010 - R$648,496) in the Consolidated.

(2) It is recorded as financial income in the items lending operations and leasing operations. Includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$124,780 for the third quarter and R$132,117 in the accumulated for the period 2011, in the Bankk and in the Consolidated (in 2010 - R$45,239 for the third quarter and R$90,111 in the accumulated for the period in the Bank and R$46,027 for the third quarter and R$90,899 in the accumulated for the period in the Consolidated).

g) Lending Portfolio Concentration

				Conglomerate
Credit Portfolio and Credit Guarantees (1), Securities (2)	September 30, 2011		December 31, 2010
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	10,074,584	4.2%	7,961,075	3.8%
10 Biggest	27,701,225	11.6%	21,502,608	10.3%
20 Biggest	37,400,302	15.7%	29,342,272	14.0%
50 Biggest	53,295,535	25.3%	44,574,999	21.3%
100 Biggest	66,944,867	31.8%	58,225,622	27.8%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit derivatives risk.

9. Foreign Exchange Portfolio

		Bank/Consolidated
	September 30, 2011	December 31, 2010
Assets
Rights to Foreign Exchange Sold	14,127,180	9,813,642
Exchange Purchased Pending Settlement	18,264,559	10,403,708
Advances in Local Currency	(215,553)	(93,237)
Income Receivable from Advances and Importing Financing (Note 8.a)	58,135	48,067
Foreign Exchange and Term Documents in Foreign Currencies	5,444	17,561
Total	32,239,765	20,189,741
Current	31,566,533	20,055,172
Long-term	673,232	134,569

Liabilities
Exchange Sold Pending Settlement	15,297,453	9,698,410
Foreign Exchange Purchased	16,552,898	10,538,425
Advances on Foreign Exchange Contracts (Note 8.a)	(2,524,331)	(2,022,439)
Others	9,481	10,349
Total	29,335,501	18,224,745
Current	28,679,776	18,138,328
Long-term	655,725	86,417

Memorandum Accounts
Open Import Credits	702,567	439,502
Confirmed Export Credits	25,781	24,711

10. Trading Account

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Assets
Financial Assets and Pending Settlement Transactions	470,127	276,711	482,702	281,745
Debtors Pending Settlement	28,899	4,007	209,597	98,144
Stock Exchanges - Guarantee Deposits	383,684	365,151	383,684	365,151
Records and Settlement	-	-	136	124,552
Other	83	83	83	83
Total (Current)	882,793	645,952	1,076,202	869,675

Liabilities
Financial Assets and Pending Settlement Transactions	519,887	198,762	519,887	198,762
Creditors Pending Settlement	44,893	9,951	238,314	226,807
Creditors for Loan of Shares	246,590	37,448	246,590	37,448
Clearinghouse Transactions	-	-	3,666	525
Records and Settlement	2,403	1,345	3,317	3,494
Total	813,773	247,506	1,011,774	467,036
Current	812,658	247,484	1,010,659	467,014
Long-term	1,115	22	1,115	22

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	December 31, 2010	Recognition	Realization	September 30, 2011
Allowance for Loan Losses	3,987,213	3,008,144	(2,869,734)	4,125,623
Reserve for Civil Contingencies	578,053	52,097	(112,395)	517,755
Reserve for Tax Contingencies	1,965,458	562,950	(129,839)	2,398,569
Reserve for Labor Contingencies	1,011,718	365,516	(333,088)	1,044,146
Amortized Goodwill	189,020	-	(54,194)	134,826
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,762,752	-	(120,565)	1,642,187
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	92,408	-	(4,515)	87,893
Accrual for Pension Plan	301,201	10,850	-	312,051
Profit Sharing, Bonuses and Personnel Gratuities	272,942	352,856	(298,189)	327,609
Other Temporary Provisions	1,717,343	288,379	-	2,005,722
Total Tax Credits on Temporary Differences	11,878,108	4,640,792	(3,922,519)	12,596,381
Tax Loss Carryforwards	152,806	510,148	-	662,954
Social Contribution Tax - Executive Act 2,158/2001	727,290	-	(43,709)	683,581
Total Tax Credits	12,758,204	5,150,940	(3,966,228)	13,942,916
Unrecorded Tax Credits (2)	(1,427,846)	-	94,190	(1,333,656)
Balance of Recorded Tax Credits	11,330,358	5,150,940	(3,872,038)	12,609,260
Current	4,925,931			6,255,356
Long-term	6,404,427			6,353,904

					Consolidated
	December 31, 2010	Non-current Assets held for sale (3)	Recognition	Realization	September 30, 2011
Allowance for Loan Losses	4,742,363	-	3,363,775	(3,014,731)	5,091,407
Reserve for Civil Contingencies	612,984	(10,257)	75,527	(123,232)	555,022
Reserve for Tax Contingencies	2,324,538	(22,542)	710,258	(195,053)	2,817,201
Reserve for Labor Contingencies	1,048,747	(5,019)	373,771	(342,298)	1,075,201
Amortized Goodwill	196,963	-	-	(54,194)	142,769
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,763,688	-	-	(121,086)	1,642,602
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	94,875	-	7	(6,965)	87,917
Accrual for Pension Plan	301,201	-	10,850	-	312,051
Profit Sharing, Bonuses and Personnel Gratuities	289,289	(787)	372,687	(320,787)	340,402
Other Temporary Provisions	1,810,342	(30,635)	314,804	(4,645)	2,089,866
Total Tax Credits on Temporary Differences	13,184,990	(69,240)	5,221,679	(4,182,991)	14,154,438
Tax Loss Carryforwards	1,573,375	-	541,997	(224,174)	1,891,198
Social Contribution Tax - Executive Act 2,158/2001	741,436	-	-	(43,709)	697,727
Total Tax Credits	15,499,801	(69,240)	5,763,676	(4,450,874)	16,743,363
Unrecorded Tax Credits (2)	(1,552,411)	291	(61)	108,961	(1,443,220)
Balance of Recorded Tax Credits	13,947,390	(68,949)	5,763,615	(4,341,913)	15,300,143
Current	5,925,408	-			7,350,034
Long-term	8,021,982	-			7,950,109
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 20).

(3) Amount classified non-current assets held on sale (Notes 13, 38 e 39).

b) Expected Realization of Recorded Tax Credits

							Bank
							September 30, 2011
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	1,796,489	1,075,393	21,834	-	-	2,893,716	2,676,715
2012	2,800,281	1,472,743	87,339	662,954	82,849	5,106,166	4,771,521
2013	1,759,981	1,029,006	65,962	-	88,925	2,943,874	2,676,926
2014	1,054,245	612,478	1,831	-	90,657	1,759,211	1,563,708
2015	269,871	150,276	1,831	-	143,747	565,725	422,475
2016 to 2018	190,992	102,509	1,373	-	277,403	572,277	473,120
2019 to 2020	29,334	37,855	-	-	-	67,189	24,795
2021 to 2023	6,385	3,095	-	-	-	9,480	-
2024 to 2025	4,256	2,063	-	-	-	6,319	-
After 2025	12,770	6,189	-	-	-	18,959	-
Total	7,924,604	4,491,607	180,170	662,954	683,581	13,942,916	12,609,260

							Consolidated
							September 30, 2011
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	2,060,403	1,199,493	21,840	97,076	-	3,378,812	3,147,315
2012	3,067,410	1,636,347	87,361	1,052,950	96,995	5,941,063	5,603,625
2013	1,985,252	1,169,072	65,978	320,315	88,925	3,629,542	3,361,188
2014	1,222,149	717,561	1,831	286,805	90,657	2,319,003	2,072,001
2015	319,914	176,724	1,831	133,880	143,747	776,096	596,701
2016 to 2018	202,589	108,614	1,373	172	277,403	590,151	488,928
2019 to 2020	33,577	40,361	-	-	-	73,938	30,385
2021 to 2023	6,385	3,095	-	-	-	9,480	-
2024 to 2025	4,256	2,063	-	-	-	6,319	-
After 2025	12,770	6,189	-	-	-	18,959	-
Total	8,914,705	5,059,519	180,214	1,891,198	697,727	16,743,363	15,300,143

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Deferred Tax Credits

The total present value of tax credits is R$12,510,888 (December 31, 2010 - R$11,247,173) Bank and R$14,998,997 (December 31, 2010 - R$13,660,928) Consolidated and the present value of recorded tax credits is R$11,382,252 (December 31, 2010 - R$10,078,726) Bank and R$13,781,548 (December 31, 2010 - R$12,392,856) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative bases and social contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Notes and Credits Receivable (Nota 8.a)
Credit Cards	8,554,750	8,017,820	8,554,750	8,017,820
Receivables	1,163,554	962,506	2,897,456	2,487,428
Rural Product Notes	142,430	131,128	142,430	131,128
Escrow Deposits for
Tax Claims	2,980,450	3,210,473	3,965,680	4,203,900
Labor Claims	1,923,841	1,974,281	1,985,733	2,030,842
Others	661,253	559,145	782,033	698,969
Contract Guarantees - Former Controlling Stockholders (Note 23.h)	830,110	492,360	979,606	493,785
Recoverable Taxes	1,292,773	881,226	2,433,960	1,404,340
Reimbursable Payments	240,569	265,240	251,060	284,914
Salary Advances/Others	562,263	582,358	567,470	585,181
Debtors for Purchase of Assets (Note 8.a)	88,944	128,488	97,375	137,923
Receivable from Affiliates (Note 26.g)	485,489	85,014	-	308
Credit from Insurance Operations	-	-	-	148,206
Others	1,832,186	1,352,445	1,963,789	1,386,116
Total	20,758,612	18,642,484	24,621,342	22,010,860
Current	12,730,948	10,558,752	14,493,972	12,257,215
Long-term	8,027,664	8,083,732	10,127,370	9,753,645

13. Non-Current Assets Held for Sale and Liabilities Directly Associated Non-Current Assets Held for Sale

Non-Current Assets Held for Sale includes assets not in use and other tangible assets, wich comprise substantially Santander Seguros S.A. (Santander Seguros) .

According to required by IFRS 5 “ non-current assets held for sale and discontinued operations” and the Technical Pronouncement CPC 31 ,approved by CVM Resolution 598 on September 30, 2011, the sale of equity interest held in the Bank’s subsidiary Santander Seguros reached the status of “ highly probable” with the prior approval issued by Susep, and the investment was classified “ non-current assets held for sale” in the amount of R$ 2,157,356 (Notes 38 and 39).

The total of non-current assets held for sale associated Santander Seguros amounts R$24,506,783 , mainly represented by R$ 21,551,422 of securities (bonds, private securities and fund units specially constituted – guarantors of benefit plans – PGBL/VGBL). The value of liabilities directly associated with non-current assets held for sale amounts R$22,349,428, mainly represented by R$21,278,718 of technical provision for insurance operations and pension plans.

14. Other Assets

Refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

15. Foreign Branches

The financial position of the foreign branch in Grand Cayman, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	September 30, 2011	December 31, 2010
Assets	47,434,151	37,284,194
Current and Long-term Assets	47,434,109	37,201,704
Cash	99,660	198,114
Interbank Investments	2,120,462	3,355,255
Securities and Derivatives Financial Instruments	19,394,983	15,464,809
Lending Operations (1)	21,120,096	15,680,858
Foreign Exchange Portfolio	3,929,876	1,903,839
Other Assets	769,032	598,829
Permanent Assets	42	82,490
Liabilities	47,434,151	37,284,194
Current and Long-term Liabilities	29,865,371	22,372,712
Deposits and Money Market Funding	2,602,666	5,303,744
Funds from Acceptance and Issuance of Securities	7,469,629	2,396,084
Borrowings (2)	11,219,560	9,526,032
Foreign Exchange Portfolio	4,047,469	2,009,250
Other Payables (3)	4,526,047	3,137,602
Deferred Income	18,829	13,638
Net Income (4)	17,549,951	14,897,844
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) Includes sale of the right to receipt future flows of payment orders from abroad (Note 22).
(4) In December 2010, authorized the capital increase of US$3,500 million.

The income for the period ended September 30, 2011 was R$253,488 for the third quarter and R$885,313 in the accumulated for the period (2010 - R$224,568 for the third quarter and R$639,287 in the accumulated).

16. Investments in Affiliates and Subsidiaries

					September 30, 2011
		Number of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)
		Common Shares	Shares	Direct	Direct and Indirect
Investments	Activity	and Quotas	Preferred	Participation	Participation
Controlled by Banco Santander
Santander Seguros (7)	Insurance and foresight	11,251,175	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)	Leasing	65	32	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil)	Financial	1	1	39.64%	39.64%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (6)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.
(Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Advisory Services S.A. (Advisory) (5)	Other Activities	1,324	-	96.56%	96.56%
Santander Participações S.A. (Santander Participações) (5) (6)	Holding	629		100.00%	100.00%
Webmotors S.A.	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
S.A. (Santander Getnet)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (4) (11)	Holding	11,251,175	-	100.00%	100.00%
Controlled by Santander Seguros
Santander Brasil Seguros S.A. (SB Seguros) (7)	Insurance	70,284	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (11)	Capitalization	64,615	-	-	100.00%
Controlled by Santander Participações
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços) (3)	Insurance Broker	110,769,432	-	-	99.99%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	1,217	11.11%	11.11%
MS Participações Societárias S.A. (MS Participações) (10)	Other Activities	7,685	-	69.86%	69.86%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

			2011
			Adjusted Net Income (Loss)	Investments Value
	Adjusted		Nine-month
	Shareholders' Equity	Third	Period Ended
	September 30, 2011	Quarter	September 30	September 30, 2011	December 31, 2010
Controlled by Banco Santander
Santander Seguros (7) (9)	2,157,356	93,772	304,933	-	2,399,006
Santander Leasing (9)	9,996,172	360,946	797,703	7,854,396	9,945,655
RCI Leasing	568,768	16,037	44,894	226,836	202,825
Santander Brasil Asset (9)	173,809	18,270	57,905	173,809	212,868
Santander Consórcios	4,136	67	79	4,136	4,057
SB Consórcio (9)	142,570	10,336	29,718	142,570	118,072
Banco Bandepe (9)	4,372,127	110,296	305,627	4,372,127	4,254,691
Aymoré CFI (9)	1,059,126	45,162	144,866	1,059,126	956,551
RCI Brasil	303,290	8,815	33,136	120,221	106,939
Microcrédito	15,444	1,490	3,714	15,444	11,729
CRV DTVM (6) (9)	21,302	1,304	11,891	21,302	86,613
Santander CCVM (9)	244,344	16,002	47,980	244,344	340,176
SB Advisory (5)	48,926	899	37,003	47,244	4,407
Santander Participações (5) (6)	263,459	9,625	30,220	263,459	159,535
Webmotors S.A. (9)	61,945	3,392	11,058	61,945	52,397
Santander Getnet	17,190	1,578	3,967	8,595	6,611
Sancap (4) (11)	511,774	-	-	-	-
Agropecuária Tapirapé S.A. (1) (5)	-	-	-	-	7,107
Controlada da Santander Seguros
SB Seguros (7)	149,882	8,641	26,522	-	-
Controlled by Sancap
Santander Capitalização (11)	632,155	35,475	93,587	632,155	-
Controlled by Santander Participações
Santander Serviços (3)	170,803	8,144	28,395	-	-
Jointly Controlled Companies
Araguari Real Estate Holding LLC (8)	-	-	-	-	91,584
Cibrasec (13)	75,388	(134)	11,724	10,279	9,972
Norchem Participações	55,605	1,525	4,602	27,803	28,526
EBP	15,241	(5,745)	(11,751)	1,693	1,272
MS Participações (10)	10,908	117	(92)	7,394	-
Affiliate
Norchem Holding	98,525	(1,734)	5,992	21,419	22,325
Total Bank				15,316,297	19,022,918
Jointly Controlled Companies and Affiliate
MS Participações (10)				7,394	-
Norchem Holding				21,419	22,325
Total Consolidated				28,813	22,325

		Results on Investments in Affiliates and Subsidiaries
			2011		2010
			Nine-month		Nine-month
		Third	Period Ended	Third	Period Ended
		Quarter	September 30	Quarter	September 30
Controlled by Banco Santander
Santander Seguros (7) (9)		171,603	321,088	50,048	161,665
Santander Leasing (9)		(7,114)	280,276	199,053	582,792
RCI Leasing		6,395	17,904	4,678	12,651
Santander Brasil Asset (9)		16,410	52,055	20,732	56,687
Santander Consórcios		67	79	75	176
SB Consórcio (9)		8,536	24,498	8,577	26,220
Banco Bandepe (9)		42,216	117,537	84,036	223,987
Aymoré CFI (9)		16,712	102,576	82,699	264,278
RCI Brasil		3,406	13,135	4,961	17,787
Microcrédito		1,490	3,714	1,064	4,322
CRV DTVM (6) (9)		315	8,392	1,120	3,659
Santander CCVM (9)		12,852	38,181	13,248	34,337
SB Advisory (5)		806	35,669	979	2,635
Santander Participações (5) (6)		9,626	30,220	(1,854)	19,142
Webmotors S.A. (9)		3,392	9,548	3,469	10,163
Santander Getnet		789	1,984	836	(774)
Agropecuária Tapirapé S.A. (1) (5)		62	62	113	276
Outras		-	-	(4)	11,177
Controlled by Sancap
Santander Capitalização (11)		67,423	104,785	-	-
Jointly Controlled Companies
Cibrasec (9)		(169)	945	297	206
Norchem Participações		763	2,301	640	1,741
EBP		(638)	(1,305)	(626)	(1,169)
MS Participações (10)		(183)	(291)	-	-
Celta Holding S.A. (2)		-	-	-	522
Affiliate
Norchem Holding		(388)	1,293	446	1,290
Total Bank		354,371	1,164,646	474,587	1,433,770
Jointly Controlled Companies and Affiliate
MS Participações (10)		(183)	(291)	-	-
Norchem Holding		(388)	1,293	446	1,290
Total Consolidated		(571)	1,002	446	1,290
(1) Company merged into Santander CHP S.A. on Februrary 28, 2011.
(2) Company sold on October 28, 2010.

(3) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.

(4) The Sancap is in the process of constitution (Note 38).

(5) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA, (ii) change the name of Santander CHP S.A. into Santander Brazil Advisory Services and (iii) amendment of its corporate purposes of both companies. The processes are in phase in approval by CVM.

(6) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by the Central Bank of Brazil.

(7) In September 2011 the investment was reclassified to non-current assets held for sale (Note 38 and 39).
(8) In September 2011 the investment was reclassified to non-current assets held for sale .
(9) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 31).
(10) Interest acquired in February, 2011.

(11) At the Meeting held on 29 April 2011 approved the Partial Spin-off version of Santander Insurance with spun-off part of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações S.A. (Sancap ) (Note 38.b).

17. Property and Equipment

				Bank
			September 30, 2011	December 31, 2010
	Cost	Depreciation	Net	Net
Real Estate	2,138,336	(418,368)	1,719,968	1,759,564
Land	708,305	-	708,305	708,870
Buildings	1,430,031	(418,368)	1,011,663	1,050,694
Others	6,131,389	(3,275,457)	2,855,932	2,646,930
Installations, Furniture and Equipment	1,413,867	(553,996)	859,871	637,759
Data Processing Equipment	1,869,546	(1,428,117)	441,429	451,189
Leasehold Improvements	1,924,507	(849,130)	1,075,377	999,064
Security and Communication Equipment	420,860	(233,889)	186,971	140,577
Others	502,609	(210,325)	292,284	418,341
Total	8,269,725	(3,693,825)	4,575,900	4,406,494

				Consolidated
			September 30, 2011	December 31, 2010
	Cost	Depreciation	Net	Net
Real Estate	2,140,478	(419,933)	1,720,545	1,761,667
Land	709,457	-	709,457	711,425
Buildings	1,431,021	(419,933)	1,011,088	1,050,242
Others	6,196,925	(3,308,740)	2,888,185	2,669,219
Installations, Furniture and Equipment	1,421,924	(558,378)	863,546	641,180
Data Processing Equipment	1,877,093	(1,434,405)	442,688	452,270
Leasehold Improvements	1,965,854	(865,822)	1,100,032	1,016,080
Security and Communication Equipment	424,981	(237,662)	187,319	141,149
Others	507,073	(212,473)	294,600	418,540
Total	8,337,403	(3,728,673)	4,608,730	4,430,886

18. Intangibles

				Bank
			September 30, 2011	December 31, 2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,859,713	(9,642,584)	17,217,129	19,544,755
Other Intangible Assets	5,942,929	(2,850,633)	3,092,296	2,881,775
Acquisition and Development of Software	2,821,042	(854,078)	1,966,964	1,816,973
Exclusivity Contracts for Provision of Banking Services	3,044,063	(1,993,045)	1,051,018	1,052,622
Others	77,824	(3,510)	74,314	12,180
Total	32,802,642	(12,493,217)	20,309,425	22,426,530

				Consolidated
			September 30, 2011	December 31, 2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,022,627	(9,672,377)	17,350,250	20,410,171
Other Intangible Assets	6,070,657	(2,872,207)	3,198,450	2,980,745
Acquisition and Development of Software	2,887,885	(874,518)	2,013,367	1,855,790
Exclusivity Contracts for Provision of Banking Services	3,044,063	(1,993,045)	1,051,018	1,052,622
Others	138,709	(4,644)	134,065	72,333
Total	33,093,284	(12,544,584)	20,548,700	23,390,916

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The base used for the impairment test is the value in use. For this purpose Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

The impairment test of goodwill was conducted in December 31, 2010, and for the current period was not identified any evidence of loss in value.

19. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					September 30, 2011	December 31, 2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,046,056	-	-	-	14,046,056	16,107,511
Savings Deposits	30,270,628	-	-	-	30,270,628	30,303,463
Interbank Deposits	-	19,871,533	4,809,091	18,753,848	43,434,472	36,838,257
Time Deposits	373,198	11,078,553	13,144,231	48,724,270	73,320,252	68,837,459
Other Deposits	-	-	-	-	-	432,660
Total	44,689,882	30,950,086	17,953,322	67,478,118	161,071,408	152,519,350
Current					93,593,290	100,474,701
Long-term					67,478,118	52,044,649

						Consolidated
					September 30, 2011	December 31, 2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,869,043	-	-	-	13,869,043	15,826,628
Savings Deposits	30,270,628	-	-	-	30,270,628	30,303,463
Interbank Deposits	-	869,317	701,703	798,523	2,369,543	2,002,114
Time Deposits	373,198	11,077,732	13,235,504	48,724,270	73,410,704	68,914,259
Other Deposits	-	-	-	-	-	432,660
Total	44,512,869	11,947,049	13,937,207	49,522,793	119,919,918	117,479,124
Current					70,397,125	73,554,666
Long-term					49,522,793	43,924,458

b) Money Market Funding

					Bank
				September 30, 2011	December 31, 2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	30,244,685	5,494,038	22,649,073	58,387,796	57,462,895
Third Parties	6,760,370	-	-	6,760,370	4,064,067
Linked to Trading Portfolio Operations	7,064,118	2,537,388	-	9,601,506	6,587,886
Total	44,069,173	8,031,426	22,649,073	74,749,672	68,114,848
Current				52,100,599	52,982,982
Long-term				22,649,073	15,131,866

					Consolidated
				September 30, 2011	December 31, 2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	27,844,312	5,492,558	22,347,765	55,684,635	55,218,272
Third Parties	6,760,370	-	-	6,760,370	3,971,572
Linked to Trading Portfolio Operations	7,064,118	2,537,388	-	9,601,506	6,587,886
Total	41,668,800	8,029,946	22,347,765	72,046,511	65,777,730
Current				49,698,746	50,812,609
Long-term				22,347,765	14,965,121

c) Funds from Acceptance and Issuance of Securities

					Bank
				September 30, 2011	December 31, 2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	3,200,767	9,627,267	15,070,762	27,898,796	15,158,327
Real Estate Credit Notes	2,715,706	5,755,465	224,547	8,695,718	7,614,891
Agribusiness Credit Notes	485,061	582,544	58,592	1,126,197	904,500
Treasury Bills (1)	-	3,289,258	14,787,623	18,076,881	6,638,936
Securities Issued Abroad	1,323,640	555,321	6,224,830	8,103,791	3,062,466
Total	4,524,407	10,182,588	21,295,592	36,002,587	18,220,793
Current				14,706,995	8,612,856
Long-term				21,295,592	9,607,937

					Consolidated
				September 30, 2011	December 31, 2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	20,514	199,506	631,599	851,619	610,850
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	3,200,767	9,629,058	15,386,273	28,216,098	15,168,318
Real Estate Credit Notes	2,715,706	5,757,256	229,884	8,702,846	7,624,882
Agribusiness Credit Notes	485,061	582,544	58,592	1,126,197	904,500
Treasury Bills (1)	-	3,289,258	15,097,797	18,387,055	6,638,936
Securities Issued Abroad	1,323,640	555,321	6,224,830	8,103,791	3,062,466
Total	4,544,921	10,383,885	22,242,702	37,171,508	18,841,634
Current				14,928,806	8,873,124
Long-term				22,242,702	9,968,510

(1) In 2010, CMN allowed financial institutions to issue Treasury Bills. This instrument can be used to expand the long-term financing market; its main features are: minimum term of two years, minimum notional amount of R$300 thousand and only 5% of the issued amount may be early redeemed by the issuer. On September 30, 2011, have a maturity between 2012 to 2016.

						Bank/Consolidated
					September 30, 2011	December 31, 2010
Securities Issued Abroad	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2,1%	2,226,838	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,611,101	1,447,210
Eurobonds	January and June -11	January-16	US$	4.3%	1,597,697	-
Eurobonds	December-10	December-11	US$	Zero Cupom	828,194	730,948
Structured Notes	September-11	November-11	US$	CDI	664,903	-
Eurobonds	November-05	November-13	R$	17.1%	347,076	471,849
Eurobonds	June-11	December-14	US$	3.1%	310,555	-
Eurobonds	March-05	March-13	R$	17.0%	162,355	169,299
Eurobonds (1)	June-07	May-17	R$	FDIC	29,031	31,347
Other					326,041	211,813
Total					8,103,791	3,062,466
(1) Indexed to Credit Event Notes.

d) Money Market Funding Expenses

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Time Deposits	2,609,901	6,084,812	1,181,218	3,916,750
Savings Deposits	521,672	1,496,330	430,931	1,177,951
Interbank Deposits	1,259,635	3,196,357	957,522	2,464,416
Money Market Funding	2,580,393	6,442,969	1,748,871	3,958,661
Others (1)	2,019,522	4,251,257	1,204,026	3,339,867
Total	8,991,123	21,471,725	5,522,568	14,857,645

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Time Deposits	2,612,972	6,093,442	1,183,890	3,924,340
Savings Deposits	521,672	1,496,330	430,931	1,177,951
Interbank Deposits	73,406	195,258	31,820	72,248
Money Market Funding	2,506,888	6,231,079	1,735,558	3,931,713
Others (1)	2,071,626	4,381,682	1,231,727	3,413,321
Total	7,786,564	18,397,791	4,613,926	12,519,573
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank/Consolidated
				September 30, 2011	December 31, 2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Local Borrowings	-	-	-	-	290,665
Foreign Borrowings	7,757,998	6,286,119	2,118,911	16,163,028	13,238,009
Import and Export Financing Lines	7,023,566	6,114,955	1,656,245	14,794,766	10,538,627
Other Credit Lines	734,432	171,164	462,666	1,368,262	2,699,382
Domestic Onlendings	3,876,466	1,058,496	6,178,255	11,113,217	11,841,711
Foreign Onlendings	168,497	910,739	119,824	1,199,060	1,071,858
Total	11,802,961	8,255,354	8,416,990	28,475,305	26,442,243
Current				20,058,315	14,616,727
Long-term				8,416,990	11,825,516

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2016 (December 31, 2010 - through 2015) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.3% p.a. to 9.5% p.a. (December 31, 2010 - 0.6% p.a. to 15.0% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 2.1% p.a. (December 31, 2010 - 1.3% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (December 31, 2010 - through 2014).

20. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Reserve for Tax Contingencies (Note 23.b)	7,228,088	6,523,044	9,087,501	8,302,715
Reserve for Tax Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	806,646	455,054	956,142	455,841
Provision for Deferred Taxes	1,438,080	1,491,768	3,637,779	3,924,268
Accrued Taxes on Income	-	-	729,437	128
Taxes Payable	324,523	634,632	412,553	959,503
Total	9,797,337	9,104,498	14,823,412	13,642,455
Current	6,849,892	6,100,124	9,500,762	7,987,482
Long-term	2,947,445	3,004,374	5,322,650	5,654,973

Nature and Origin of Deferred Tax Liabilities

				Bank
	December 31, 2010	Recognition	Realization	September 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,424	-	(278,604)	758,820
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	306,613	245,448	-	552,061
Excess Depreciation of Leased Assets	145,557	-	(24,239)	121,318
Others	2,174	3,707	-	5,881
Total	1,491,768	249,155	(302,843)	1,438,080
					Consolidated
		Liabilities
		associated to
	December 31, 2010	non-current assets (2)	Recognition	Realization	September 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,461	-	-	(278,634)	758,827
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	352,104	(101,439)	310,315	(83)	560,897
Excess Depreciation of Leased Assets	2,532,224	-	53,666	(273,733)	2,312,157
Other	2,479	(103)	3,707	(185)	5,898
Total	3,924,268	(101,542)	367,688	(552,635)	3,637,779
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Amounts classified in liabilities associeted to non-current assets held for sale (Notes 13,38 and 39)

21. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					September 30, 2011	December 31, 2010
	Issuance	Maturity	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (1)	June-06	July-16	R$1,500 million	105.0% CDI	2,724,245	2,495,990
Subordinated Certificates of Deposit (1)	October-06	September-16	R$850 million	104.5% CDI	1,474,617	1,351,627
Subordinated Certificates of Deposit (1)	July-07	July-14	R$885 million	104.5% CDI	1,388,985	1,273,137
Subordinated Certificates of Deposit (1)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	894,039	814,922
Subordinated Certificates of Deposit (1)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	824,647	753,066
Subordinated Certificates of Deposit (1)	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	800,482	733,718
Subordinated Certificates of Deposit (1)	January-07	January-13	R$300 million	104.0% CDI	502,187	460,494
Subordinated Certificates of Deposit (1)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	468,923	430,041
Subordinated Certificates of Deposit (1)	January-07	January-14	R$250 million	104.5% CDI	419,419	384,437
Subordinated Certificates of Deposit (1) (2)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	410,531	374,705
Subordinated Certificates of Deposit (1) (3)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	417,125	372,952
Subordinated Certificates of Deposit (1)	November-08	November-14	R$100 million	120.5% CDI	141,589	128,062
Subordinated Certificates of Deposit (1)	February-08	February-13	R$85 million	IPCA +7.9%	135,735	121,954
Total (Long-term)					10,602,524	9,695,105
(1) Subordinated Certificates of Deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

22. Other Payables - Other

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Credit Cards	8,656,343	7,680,076	8,656,343	7,680,076
Reserve for Labor and Civil Contingencies (Note 23.b)	4,146,763	4,192,143	4,323,731	4,379,842
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	2,113,652	1,577,181	2,113,652	1,577,181
Employee Benefit Plans (Note 35)	1,224,597	1,185,689	1,224,597	1,185,689
Payables for Acquisition of Assets and Rights (2)	523,475	634,352	523,475	635,746
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	23,464	37,306	23,464	37,944
Accrued Liabilities
Personnel Expenses	1,355,604	1,024,260	1,415,117	1,084,608
Administrative Expenses	77,669	110,336	123,915	145,146
Other Payments	157,235	148,246	199,789	212,017
Insurance Transaction Debts	-	-	-	156,673
Creditors for Unreleased Funds	560,972	469,735	560,972	469,735
Provision of Payment Services	109,376	211,332	109,376	211,332
Agreements with Official Institutions	91,049	111,264	91,049	111,264
Suppliers	270,529	160,291	283,887	172,090
Others	1,683,812	1,493,536	1,985,068	1,779,337
Total	20,994,540	19,035,747	21,634,435	19,838,680
Current	14,182,315	13,008,485	14,563,317	13,561,651
Long-term	6,812,225	6,027,262	7,071,118	6,277,029

(1) Obligation arising from the sale of the right to receive future flows from payment orders receivable from correspondent banks abroad; includes the issuance of:, Series 2008-1 in the amount of US$139 million (December - US$173 million) , subject to financial charges of 6.2% pa payable semiannually until March 2015, Series 2008-2 wich was increased in the amount of US$400 million, with interest at the Libor (6 months) + 0.8% payable semiannually, with principal being payable in 6 semi-annual installments between March 2015 and September 2017 (the term of this series was extended by three years in August 2011), Series 2009-1 in the amount of US$50 million, with at the Libor (6 months) + 2.1% per annum, payable semiannually, with principal being payable in six semi-annual installments from March 2012 to September 2014, Series 2009-2 amounting to US$50 million, with of 6.3% pa, payable semiannually, with principal paid in 14 semiannual installments from March 2013 to September 2019, Series 2010-1 in the amount of US$250 million, with charges at the rate Libor + 1.5% pa, payable semiannually, with principal payable in 7 semiannual installments from March, 2013 to March 2016, Series 2011-1 in the amount of US$100 million, with interest of 4.2% pa payable semiannually, with principal being payable in nine semi-annual installments between March 2014 and March 2018 and the series 2011-2 in the amount of US$150 million, with with interest at the Libor (6 months) + 1.4% pa payable semiannually, with principal payable in 5 semi-annual installments between March 2014 and March 2016. Additionally, in September 2011, there was the amortization of the issuance of series 2004-1, with interest of 5.5% pa.

(2) Refers basically to export note loan operations in the amount of R$464,110 (2010 - R$578,325).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters arising in the normal course of business.

Reserves were recognized based on the nature, complexity and history of lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations the tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2011 and December 31, 2010 no contingent assets were accounted.

b) Contingent Labilities and Legal Obligations by Nature

		Bank		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Reserve for Tax Contingencies (1) (Note 20)	7,228,088	6,523,044	9,087,501	8,302,715
Reserve for Labor and Civil Contingencies (Note 22)	4,146,763	4,192,143	4,323,731	4,379,842
Reserve for Labor Contingencies	2,814,976	2,709,904	2,898,171	2,808,836
Reserve for Civil Contingencies	1,331,787	1,482,239	1,425,560	1,571,006
Total	11,374,851	10,715,187	13,411,232	12,682,557
(1) Includes, mainly, legal obligations.

c) Changes in Contingent Liabilities and Legal Obligations

						Bank
			September 30, 2011			December 31, 2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance as of December 31	6,523,044	2,709,904	1,482,239	5,003,557	3,005,466	1,541,632
Recognition Net of Reversal (1)	817,882	1,015,787	(37,662)	849,608	406,057	331,656
Inflation Adjustment	449,743	202,166	100,125	250,720	185,765	96,431
Write-offs Due to Payment	(13,577)	(1,083,202)	(247,861)	(8,088)	(671,074)	(260,572)
Others (2)	(549,004)	(29,679)	34,946	-	32,775	60,050
Balance as of September 30	7,228,088	2,814,976	1,331,787	6,095,797	2,958,989	1,769,197
Escrow Deposits - Other Receivables	773,319	817,121	122,273	913,192	806,998	138,764
Escrow Deposits - Securities	26,848	59,742	4,895	42,402	55,617	65,091
Total Escrow Deposits (3)	800,167	876,863	127,168	955,594	862,615	203,855

						Consolidated
			September 30, 2011			December 31, 2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance as of December 31	8,302,715	2,808,836	1,571,006	6,434,315	3,094,615	1,637,408
Liabilities associated to non-current assets (4)	(136,502)	(12,569)	(25,789)	-	-	-
Recognition Net of Reversal (1)	1,058,817	1,041,573	26,810	1,065,125	419,951	344,419
Inflation Adjustment	559,850	210,849	108,856	317,177	193,651	104,388
Write-offs Due to Payment	(14,733)	(1,120,839)	(290,268)	(47,588)	(684,093)	(286,339)
Others (2)	(682,646)	(29,679)	34,945	-	32,775	60,047
Balance as of September 30	9,087,501	2,898,171	1,425,560	7,769,029	3,056,899	1,859,923
Escrow Deposits - Other Receivables	1,477,753	843,357	146,275	1,270,442	834,827	159,813
Escrow Deposits - Securities	33,768	59,742	4,897	48,706	55,617	65,199
Total Escrow Deposits (3)	1,511,521	903,099	151,172	1,319,148	890,444	225,012
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) On 2011, they refer mainly to transfer to Reserve for Contingencies - Responsability of Former Controlling Stockholders (Note 23.h).
(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.
(4) Values classified as liabilities directly associated with non-current assets held for sale (Notes 13,38 and 39)

d) Legal Obligations - Tax and Social Security

The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$5,708,455 Bank and R$6,332,313 Consolidated (December 31, 2010 - R$4,574,541 Bank and R$5,127,722 Consolidated): lawsuit filed by several companies of the Conglomerate Santander against the provisions of article 3, paragraph 1 of Law 9.718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), were levied only on revenues from services and sale of goods.

CSLL - Equal Tax Treatment - R$3,415 Bank and R$48,889 Consolidated (December 31, 2010 - R$185,067 Bank and R$278,194 Consolidated): lawsuits filed by several companies of the Conglomerate Santander challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

Increase in CSLL Tax Rate - R$410,169 Bank and R$983,461 Consolidated (December 31, 2010 - R$393,356 in the Bank and R$870,923 in the Consolidated): Banco Santander and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Act 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and Social Security Contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$286,939 Bank and R$481,645 Consolidated (December 31, 2010 - R$295,291 Bank and R$473,371 Consolidated): refers to discussions in several companies in administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$252,524 Bank and R$269,696 Consolidated (December 31, 2010 - R$235,581 Bank and R$259,526 Consolidated): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the of Social Security contribution.

f) Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil Contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the bank. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the bank in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates.With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence.Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$806,646, R$14,603 and R$8,861 (December 31, 2010 - R$455,054, R$30,467 and R$6,839) in the Bank and R$956,142, R$14,603 and R$8,861 (December 31, 2010 - R$455,841, R$30,764 and R$7,180) in the Consolidated, respectively, recorded under “other payables - tax and social security” (Note 20) and “other payables - other” (Note 22) which responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed, these lawsuits have guarantees of integral reimbursement by the forme controlling stockholders, whose respective rights were recorded under “other receivables - other” (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (Tax on Banking Transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. (Produban Informática) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF), previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$558 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander, whose objects are the collection of IRPJ and CSLL taxes for tax years 2002 to 2006, on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder, whose acts management gave rise to the obligation then paid off. The tax authority found that the amount deposited for us corresponds to "taxable income" rather than refunds. The updated amount is approximately R$633 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$412 million.

Credit Losses - administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$208 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$108 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$167 million.

IRPJ and CSLL - Capital Gain - in December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A.(AAB Dois Par)) in the total amount of R$197 million with respect to IRPJ and CSLL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$209 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, admitted until by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal, which the admissibility of the Supreme Court has been deferred. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

24. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			September 30, 2011			December 31, 2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	26,402,545	25,509,113	51,911,658	38,084,679	36,130,149	74,214,828
Foreign Residents	186,439,187	160,693,272	347,132,459	174,757,053	150,072,236	324,829,289
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(353,842)	(321,675)	(675,517)	-	-	-
Total	212,487,890	185,880,710	398,368,600	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal to increase capital by R$22,130, without the issuance of new shares, through the incorporation of capital reserves which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of Banco Santander.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

	In Thousands of		2011 Brazilian Reais per Thousand Shares/Units
	Brazilian Reais (8)	Common	Preferred	Units
Interest on Capital (1) (5)	600,000	1.4366	1.5802	158.0216
Interim Dividends(2) (5)	273,840	0.6556	0.7212	72.1211
Interim Dividends (2) (5)	476,160	1.1401	1.2541	125.4059
Interest on Capital (3) (5)	550,000	1.3168	1.4485	144.8532
Interim Dividends (4) (5)	100,000	0.2394	0.2634	26.3369
Interest on Capital (6) (7)	400,000	0.9592	1.0551	105.5127
Total Accumulated as of September 30, 2011	2,400,000
(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by Board of Directors in May 2011.
(3) Established by Board of Directors in June 2011, shares - R$1.1193, preferred shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June 2011.
(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.
(6) Established by Board of Directors in September 2011, common shares - R$0.8153, preferred shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) The amount of interest on capital will be paid on a date to be timely informed, without any compensation as monetary.
(8) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2011.

				2010
	In Thousands of	Brazilian Reais per Thousand Shares/Units
	Brazilian Reais (6)	Common	Preferred	Units
Interest on Capital (1) (4)	400,000	0.9577	1.0535	105.3477
Interest on Capital (2) (4)	400,000	0.9577	1.0535	105.3477
Interim Dividends (3) (4)	500,000	1.1971	1.3168	131.6847
Interest on Capital (5)	530,000	1.2690	1.3959	139.5858
Total Accumulated as of September 30, 2010	1,830,000
(1) Established by the Board of Directors in March, 2010, common shares - R$0.8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010, common shares - R$0.8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The amounts for the interest on capital and intermediate dividends were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, common shares - R$1.0786 and preferred shares - R$1.1865 and Units - R$118.6479, net of taxes and was paid on February 25, 2011.
(6) The amount of interim dividend and interest on capital were fully allocated to mandatory dividend for the fiscal year 2010.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury Shares

On November 9, 2010 , the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9,2011. However , in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Bayback Units Program issued by the Bank was approved, for held in treasury or sudsequent sale.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

On the same date, the BMF&Bovespa has authorized the purchase of ADRs by Santander Madrid ou its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates,that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This autorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Contract for Adoption of Corporate Governance Practices Level 2 signed with BMF&Bovespa.

Until September 30, 2011, Santander Brasil were acquired and held in treasury 4,700,600 Units, amount to R$69,960. The minimum cost, weighted average and maximum cost per Unit is,respectively, R$14.101599, R$14.883206 and R$16.063394. Were also acquired and held in treasury 1,732,900 ADRs, amounts R$30,989. The minimum cost, weighted average and maximum price per ADR is US$10.21 . The market value of these shares on September 30, 2011 was US$13.72 per Unit and US$7.32 per ADR.

Additionally, during the period of nine months of 2011, treasury shares were traded, refer to the services of a market maker ("Market Maker") that resulted in a gain of R$ 5, recorded directly in equity in capital reserves.

e) Strategic Partner of Santander Conglomerate in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% pa in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

f) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$25,927(December 31, 2010 - R$26,007). In 2011, the third quarter were realized results amounting of R$11,085 and R$4,337 in the accumulated for the period (in 2010 - R$1,275 for the third quarter and R$4,479 in the accumulated for the period).

25. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	September 30, 2011	December 31, 2010
Adjusted Tier I Regulatory Capital (2)	47,724,076	44,883,986
Tier II Regulatory Capital	6,775,303	7,433,493
Adjusted Regulatory Capital (Tier I and II) (2)	54,499,379	52,317,479
Required Regulatory Capital	31,405,952	26,019,647
Adjusted Portion of Credit Risk (2)	27,626,059	23,480,589
Market Risk Portions (3)	2,059,155	1,077,100
Operational Risk Portion	1,720,738	1,461,958
Basel II Ratio	19.1%	22.1%
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) Does not include the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, as required by IFRS.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Bacen Circular Letter 3.477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On September 30, 2011 and December 31, 2010, Banco Santander classifies for said index.

26. Related-Party Transactions

a) Key Management Personnel Compensation

At the Meeting held on April 26, 2011, was submitted to the Board of Directors of the Bank the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, totaling up to R$3,960.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals.

c) Short-Term Benefits

Board of Directors’, Executive Board’s Compensation and Audit Committee
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Fixed Compensation	10,819	35,600	9,183	33,965
Variable Compensation	26,956	151,290	44,121	117,308
Others	3,424	8,927	2,590	6,511
Total (1) (2)	41,199	195,817	55,894	157,784

(1) Refers to the amount paid by Banco Santander to executive officers holding trust the positions which they hold in the Bank and other companies of the Group Santander, and in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) In the period of nine months ended September 30, 2011, they were paid to the Directors of Santander Brasil Seguros and Santander Asset the amount of R$4,844 (September 30, 2010 - R$5,047).

Additionally, during the nine months ended September 30, 2011, charges were collected on management compensation in the amount of R$15,850 (September 30, 2010 - R$18,419).

d) Contract Termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Credit Operations

Under current legislation, loans or advances ar not granted to:
I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	September 30, 2011
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	219,774	0.1%	201,029	0.1%	420,803	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,920,987	17.8%	35,977,040	19.3%	73,898,027	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	December 31, 2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L.(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
SIH (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions between Banco Santander companies are carried out under usual market value, rates and conditions, and at arm's lenght.

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

						Bank
						Income (Expenses)
				2011		2010
				Nine-month		Nine-month
		Assets (Liabilities)	Third	Period Ended	Third	Period Ended
	September 30, 2011	December 31, 2010	Quarter	September 30	Quarter	September 30
Cash	100,471	315,932	-	-	-	-
Banco Santander Espanha	98,617	315,203	-	-	-	-
Others	1,854	729	-	-	-	-
Interbank Investments	29,210,458	24,239,432	769,484	1,933,651	517,857	1,386,559
Aymoré CFI	27,411,341	20,066,804	756,255	1,896,801	501,053	1,344,248
Banco Santander Espanha (1)	1,388,089	3,930,129	1,102	3,546	1,215	1,827
Others	411,028	242,499	12,127	33,304	15,589	40,484
Securities	32,133,230	29,563,806	938,760	2,569,424	733,413	1,886,699
Santander Leasing	32,133,230	29,563,806	938,760	2,569,424	733,413	1,886,699
Derivatives Financial Instruments - Net	(210,113)	(96,989)	(48,478)	(407,860)	(23,240)	(39,300)
Santander Benelux, S.A., N.V. (Santander Benelux)	(155,436)	(118,521)	188,110	(116,102)	30,498	63,681
Real Fundo de Investimento Multimercado Santillana
Crédito Privado (Fundo de Investimento Santillana)	(54,776)	26,450	(182,263)	(219,248)	(57,944)	(123,822)
Abbey National Treasury Services Plc
(Abbey National Treasury)	(41,160)	(33,076)	(39,776)	(67,286)	7,870	14,622
Banco Santander Espanha	27,389	8,757	(17,815)	(13,594)	(3,649)	(3,649)
Others	13,870	19,401	3,266	8,370	(15)	9,868
Dividends and Bonuses Receivables	-	484,614	-	-	-	-
Santander Seguros	-	248,505	-	-	-	-
Santander Leasing	-	44,508	-	-	-	-
Aymoré CFI	-	63,485	-	-	-	-
Santander Brasil Asset	-	1,769	-	-	-	-
Others	-	126,347	-	-	-	-
Trading Account	380,594	294,000	1,562	4,286	-	-
Santander Benelux	339,874	258,261	64	228	-	-
Abbey National Treasury	33,175	18,817	-	-	-	-
Banco Santander Espanha	7,545	16,922	1,498	4,058	-	-
Foreign Exchange Portfolio - Net	29,073	26,756	36,903	33,264	(13,543)	(712)
Banco Santander Espanha	29,073	26,756	36,903	33,264	(13,543)	(712)

						Bank
						Income (Expenses)
				2011		2010
				Nine-month		Nine-month
		Assets (Liabilities)	Third	Period Ended	Third	Period Ended
	September 30, 2011	December 31, 2010	Quarter	September 30	Quarter	September 30
Receivables from Affiliates	485,489	85,014	180,495	399,791	101,754	194,094
Santander Seguros	334,563	68,844	4,400	22,154	11,061	27,470
Santander Leasing	59,309	-	44,462	46,621	11,303	23,689
Santander Capitalização	15,887	2,295	49,129	140,606	9,154	26,442
Aymoré CFI	-	-	59,069	150,541	39,032	68,721
SB Seguros	71,498	13,567	-	-	-	-
Others	4,232	308	23,435	39,869	31,204	47,772
Other Receivables - Other	84,284	161,908	6,502	33,832	60,972	61,574
Brazil Foreign Diversified Payment Rights Finance
Company (Brazil Foreign)	76,805	131,699	-	-	-	-
Banco Santander Espanha	5,704	26,745	(1,804)	13,137	49,243	49,243
Santander Capitalização	1,076	1,007	791	2,036	324	926
Aviación Centaurus, A.I.E.	-	-	2,760	11,928	-	-
Aviación Antares, A.I.E.	-	-	-	-	10,592	10,592
Aymoré CFI	-	-	1,287	2,877	-	-
Others	699	2,457	3,468	3,854	813	813
Deposits	(42,860,600)	(38,227,893)	(1,238,095)	(3,134,780)	(1,023,555)	(2,451,667)
Santander Leasing	(34,102,365)	(25,065,375)	(994,348)	(2,335,144)	(624,366)	(1,548,744)
Aymoré CFI	(6,513,857)	(9,137,666)	(177,484)	(618,951)	(272,694)	(763,877)
Banco Santander Espanha	-	-	-	-	2,756	(44)
Banco Bandepe	(2,009,387)	(1,415,654)	(58,702)	(155,013)	-	-
Others	(234,991)	(2,609,198)	(7,561)	(25,672)	(129,251)	(139,002)
Repurchase Commitments	(3,027,916)	(2,666,808)	(78,511)	(233,296)	(24,894)	(46,641)
Fundo de Investimento Santillana	(216,088)	(198,165)	(7,697)	(14,613)	(4,964)	(11,180)
SB Consórcio	(151,297)	(135,170)	(4,382)	(11,649)	(2,599)	(7,113)
Santander CCT	-	-	-	-	-	(1,054)
Santander CCVM	(123,705)	-	(3,648)	(9,494)	(2,521)	(4,876)
Santander Fundo de Investimento Financial
Renda Fixa	(1,128,061)	(1,038,101)	(32,983)	(90,315)	(4,290)	(4,290)
Santander Leasing	(999,999)	(1,000,000)	(29,190)	(83,301)	-	-
Others	(408,766)	(295,372)	(611)	(23,924)	(10,520)	(18,128)
Borrowings and Onlendings	(1,641,040)	(2,246,024)	(114,310)	(165,672)	(4,166)	(160,359)
Banco Santander Espanha (2)	(1,447,603)	(2,167,452)	(114,285)	(165,647)	(2,164)	(154,687)
Abbey National Beta Investments Limited
(Abbey National Beta)	-	-	-	-	(1,975)	(5,573)
Others	(193,437)	(78,572)	(25)	(25)	(27)	(99)
Dividends and Bonuses Payables	(280,050)	(1,704,884)	-	-	-	-
Sterrebeeck B.V.	(158,718)	(976,922)	-	-	-	-
Grupo Empresarial Santander, S.L.	(118,102)	(726,925)	-	-	-	-
Others	(3,230)	(1,037)	-	-	-	-
Payables from Affiliates	(16,038)	(9,207)	(57,708)	(168,801)	(45,528)	(135,328)
Produban Informática	-	-	(26,975)	(77,286)	(27,263)	(81,588)
Isban Brasil S.A.	-	(228)	(11,887)	(40,129)	(11,649)	(37,081)
Microcrédito	(2,015)	(2,258)	(6,895)	(19,465)	(5,256)	(14,760)
Banco Santander Espanha	(3,867)	(6,044)	(96)	(96)	(465)	(465)
GetNet	(6,224)	-	-	-	-	-
Produban Serviços Informaticos Generales, S.L.
(Produban Servicios)	-	-	-	(16,402)	-	-
Others	(3,932)	(677)	(11,855)	(15,423)	(895)	(1,434)
Other Payables - Other	(2,114,164)	(1,708,023)	(31,519)	(103,722)	(32,076)	(36,594)
Banco Santander Espanha	(512)	-	(9,150)	(23,686)	8,550	50,945
Brazil Foreign	(2,113,652)	(1,708,023)	(20,488)	(44,470)	(17,261)	(38,342)
Aquanima Brasil Ltda.	-	-	(5,375)	(16,125)	(5,375)	(16,126)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	-	2,513	(9,483)	(6,623)	(15,324)
Others	-	-	981	(9,958)	(11,367)	(17,747)

						Consolidated
						Income (Expenses)
				2011		2010
				Nine-month		Nine-month
		Assets (Liabilities)	Third	Period Ended	Third	Period Ended
	September 30, 2011	December 31, 2010	Quarter	September 30	Quarter	September 30
Cash	100,471	315,932	-	-	-	-
Banco Santander Espanha	98,617	315,203	-	-	-	-
Others	1,854	729	-	-	-	-
Interbank Investments	1,388,089	3,930,129	1,102	3,546	1,215	2,856
Banco Santander Espanha (1)	1,388,089	3,930,129	1,102	3,546	1,215	1,827
Abbey National Treasury	-	-	-	-	-	1,029
Derivatives Financial Instruments - Net	(223,983)	(116,390)	(50,410)	(412,522)	(23,225)	(49,168)
Santander Benelux	(155,436)	(118,521)	188,110	(116,102)	30,498	63,681
Fundo de Investimento Santillana	(54,776)	26,450	(182,263)	(219,248)	(57,944)	(123,822)
Banco Santander Espanha	27,389	8,757	(17,815)	(13,594)	(3,649)	(3,649)
Abbey National Treasury	(41,160)	(33,076)	(39,776)	(67,286)	7,870	14,622
Others	-	-	1,334	3,708	-	-
Trading Account	380,594	294,000	1,562	4,286	-	-
Banco Santander Espanha	7,545	16,922	1,498	4,058	-	-
Santander Benelux	339,874	258,261	64	228	-	-
Abbey National Treasury	33,175	18,817	-	-	-	-
Foreign Exchange Portfolio - Net	29,073	26,756	36,903	33,264	(13,543)	(712)
Banco Santander Espanha	29,073	26,756	36,903	33,264	(13,543)	(712)
Receivables from Affiliates	-	308	4,095	5,180	14,688	21,598
Banco Santander Espanha	-	308	4,381	4,381	12,995	19,905
Banco Madesant - Sociedade Unipessoal, S.A.
(Banco Madesant)	-	-	-	-	-	-
Grupo Banesto: Sociedades Consolidables	-	-	-	-	737	737
Produban Informática	-	-	98	293	-	-
Isban Brasil S.A.	-	-	165	496	-	-
Santander Asset Management, S.A. SGIIC.
(Espanha)	-	-	(551)	-	-	-
Others	-	-	2	10	956	956
Other Receivables - Other	83,235	160,938	1,515	25,624	59,835	59,835
Brazil Foreign	76,805	131,699	-	-	-	-
Banco Santander Espanha	5,757	26,782	(1,804)	13,137	49,243	49,243
Aviación Centaurus, A.I.E.	-	-	2,760	11,928	-	-
Aviación Antares, A.I.E.	-	-	-	-	10,592	10,592
Others	673	2,457	559	559	-	-
Deposits	(52,813)	(1,907,714)	(6,423)	(8,916)	(6,099)	(18,650)
Banco Madesant	-	(1,857,963)	(5,013)	(5,013)	(8,855)	(18,606)
Banco Santander Espanha	-	-	-	-	2,756	(44)
Isban Brasil S.A.	(43,871)	(40,339)	(1,276)	(3,494)	-	-
Others	(8,942)	(9,412)	(134)	(409)	-	-
Repurchase Commitments	(324,756)	(329,689)	(5,005)	(21,404)	(8,463)	(19,695)
Fundo de Investimento Santillana	(216,088)	(198,165)	(7,697)	(14,613)	(4,964)	(11,180)
Produban Informática	(42,513)	(39,188)	(827)	(2,260)	(716)	(1,783)
Isban Brasil S.A.	(63,053)	(89,162)	(1,416)	(4,366)	(2,474)	(6,423)
Banco Madesant	-	-	5,013	-	-	-
Others	(3,102)	(3,174)	(78)	(165)	(309)	(309)
Borrowings and Onlendings	(1,641,040)	(2,246,024)	(114,310)	(165,672)	(4,166)	(160,359)
Banco Santander Espanha (2)	(1,447,603)	(2,167,452)	(114,285)	(165,647)	(2,164)	(154,687)
Abbey National Beta	-	-	-	-	(1,975)	(5,573)
Others	(193,437)	(78,572)	(25)	(25)	(27)	(99)
Dividends and Bonuses Payables	(280,050)	(1,704,884)	-	-	-	-
Sterrebeeck B.V.	(158,718)	(976,922)	-	-	-	-
Grupo Empresarial Santander, S.L.	(118,102)	(726,925)	-	-	-	-
Others	(3,230)	(1,037)	-	-	-	-
Payables from Affiliates	(3,999)	(6,581)	(64,561)	(148,472)	(39,892)	(119,649)
Banco Santander Espanha	(3,999)	(6,353)	(96)	(96)	(465)	(465)
Produban Informática	-	-	(26,975)	(77,286)	(27,263)	(81,588)
Isban Brasil S.A.	-	(228)	(11,887)	(40,129)	(11,649)	(37,081)
Produban Servicios	-	-	(14,041)	(16,402)	-	-
Ingeniería	-	-	(11,296)	(13,621)	-	-
Diversos	-	-	(266)	(938)	(515)	(515)
Other Payables - Other	(2,172,768)	(1,760,381)	(31,521)	(103,724)	(32,076)	(36,594)
Banco Santander Espanha	(512)	-	(9,150)	(23,686)	8,550	50,945
Brazil Foreign	(2,113,652)	(1,708,023)	(20,488)	(44,470)	(17,261)	(38,342)
Aquanima Brasil Ltda.	-	-	(5,375)	(16,125)	(5,375)	(16,126)
Ingeniería	-	-	2,513	(9,483)	(6,623)	(15,324)
Others	(58,604)	(52,358)	979	(9,960)	(11,367)	(17,747)
(1) Refers to overnight operations, with interest of 0.17% and 1.20% p.a.
(2) Refers to raising funds through transfers of operations abroad, with maturity until jan/2015 and interest between 0.25% and 5.3% pa plus exchange rate variation

27. Income from Services Rendered and Banking Fees

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Revenue from Services Provided	1,422,724	4,501,211	1,342,740	3,763,610
Lending Operations	21,920	71,905	46,474	148,742
Insurance Fees	329,020	1,217,627	250,691	727,002
Income from Fund Management	288,116	812,030	256,878	713,635
Credit Cards	362,397	1,161,450	332,971	928,168
Check Account Services	58,460	170,038	76,185	230,918
Securities Brokerage and Placement Services	44,277	106,261	26,384	113,953
Receiving Services
Collection	92,305	273,187	101,172	298,176
Bills, Taxes and Fees	35,015	96,180	27,658	79,467
Guarantees Provided	56,274	172,388	63,753	190,211
Others	134,940	420,145	160,574	333,338
Income from Banking Fees	588,763	1,487,945	453,530	1,318,639
Current Account and Fees	380,220	981,609	334,818	976,236
Lending Operations	122,705	349,623	118,200	340,782
Others (1)	85,838	156,713	512	1,621
Total	2,011,487	5,989,156	1,796,270	5,082,249

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Revenue from Services Provided	1,490,424	4,728,602	1,480,820	4,160,145
Lending Operations	22,765	76,182	52,985	164,976
Insurance Fees	288,002	1,130,811	263,903	773,571
Income from Fund Management	323,503	917,382	304,565	845,573
Credit Cards	362,397	1,161,450	332,971	928,168
Check Account Services	53,613	162,179	75,700	229,473
Securities Brokerage and Placement Services	58,960	152,424	61,171	226,492
Receiving Services
Collection	92,293	273,068	101,153	297,734
Bills, Taxes and Fees	35,015	96,180	27,657	79,467
Guarantees Provided	56,274	172,388	63,753	190,211
Others	197,602	586,538	196,962	424,480
Income from Banking Fees	764,903	1,902,525	550,489	1,597,090
Current Account and Fees	380,220	981,609	334,818	976,236
Lending Operations	256,556	664,664	199,459	575,789
Others (1)	128,127	256,252	16,212	45,065
Total	2,255,327	6,631,127	2,031,309	5,757,235
(1) Includes credit card fees and brokerage.

28. Personnel Expenses

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Compensation	755,733	2,189,340	660,085	1,967,442
Charges	268,619	855,712	264,159	806,095
Benefits	223,698	680,339	215,039	623,683
Training	27,402	77,477	19,382	54,651
Others	3,271	10,095	1,112	2,135
Total	1,278,723	3,812,963	1,159,777	3,454,006

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Compensation	791,876	2,293,318	692,809	2,065,880
Charges	282,970	898,789	278,172	845,408
Benefits	236,092	715,306	226,281	655,792
Training	27,624	78,069	19,583	55,185
Others	3,385	10,525	1,226	2,311
Total	1,341,947	3,996,007	1,218,071	3,624,576

29. Other Administrative Expenses

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Depreciation and Amortization (1)	1,099,449	3,276,845	1,050,222	3,113,539
Outside and Specialized Services	447,402	1,304,911	419,760	1,232,721
Communications	148,380	445,064	142,983	421,466
Data Processing	271,499	852,962	273,535	814,037
Advertising, Promotions and Publicity	103,698	256,911	100,732	229,298
Rentals	137,020	397,534	116,870	341,780
Transportation and Travel (2)	45,141	120,592	37,913	116,512
Financial System Services	54,231	164,469	49,413	145,958
Security and Money Transport (2)	133,143	378,714	126,977	378,783
Asset Maintenance and Upkeep	47,763	135,910	45,754	130,331
Water, Electricity and Gas	40,067	120,566	34,216	108,501
Materials	34,419	82,209	31,218	68,611
Others	56,336	163,053	65,885	188,785
Total	2,618,548	7,699,740	2,495,478	7,290,322

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Depreciation and Amortization (1)	1,103,220	3,287,599	1,087,224	3,224,329
Outside and Specialized Services	491,036	1,417,691	462,384	1,344,731
Communications	152,653	457,665	147,273	434,938
Data Processing	274,337	861,429	276,223	824,484
Advertising, Promotions and Publicity	117,582	286,162	110,491	248,366
Rentals	138,767	403,573	118,969	348,236
Transportation and Travel (2)	52,673	140,264	43,582	131,634
Financial System Services	58,562	179,290	55,699	163,032
Security Services and Transport Exchange (2)	133,378	379,455	127,530	380,622
Asset Maintenance and Upkeep	48,131	137,395	46,460	132,448
Water, Electricity and Gas	40,350	121,622	34,571	109,806
Materials	34,866	83,601	31,474	70,154
Others	51,706	165,555	71,178	200,207
Total	2,697,261	7,921,301	2,613,058	7,612,987

(1) Includes goodwill amortization of R$775,878 in the third quarter and R$2,327,626 in the accumulated for the period 2011, in the Bank and in the Consolidated (in 2010 - R$775,874 in the third quarter and R$2,327,622 in the accumulated for the period in the Bank and R$810,205 in the third quarter and R$2,430,988 in the accumulated for the period in the Consolidated ), held on time, length and proportion of the projected results which are subject to annual verification (Note 18).

(2) It was made to reclassify the cost of transporting currency and pouches, from 2010 to the line of Surveillance and Security for better presentation.

30. Tax Expenses

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Cofins (Contribution for Social Security Financing)	193,914	886,553	322,584	867,085
ISS (Tax on Services)	72,714	254,863	80,966	229,090
PIS/Pasep (Tax on Revenue)	30,853	142,715	52,420	140,901
Others	163,189	427,681	108,564	268,384
Total	460,670	1,711,812	564,534	1,505,460

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Cofins (Contribution for Social Security Financing)	260,283	1,098,008	359,302	991,908
ISS (Tax on Services)	90,750	300,991	95,345	269,966
PIS/Pasep (Tax on Revenue)	41,886	177,803	59,137	161,800
Others	186,080	489,146	123,244	308,530
Total	578,999	2,065,948	637,028	1,732,204

31. Other Operating Income

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Monetary Adjustment of Escrow Deposits	87,897	277,304	86,143	211,657
Recovery of Charges and Expenses	172,773	485,099	132,749	304,976
Reversal of Operating Accruals
Civil (Note 23.c)	37,662	37,662	-	-
Others	9,163	62,732	29,384	446,389
Monetary Variation	119	332	68	13,299
Dividends and Bonuses	423,021	698,331	45,087	134,885
Others	90,365	130,311	5,192	103,719
Total	821,000	1,691,771	298,623	1,214,925

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Monetary Adjustment of Escrow Deposits	109,863	335,085	104,826	246,902
Recovery of Charges and Expenses	117,334	326,112	95,566	229,690
Reversal of Operating Accruals
Tax (Note 23.c)	2,692	2,873	4,209	6,489
Labor (Note 23.c)	(6)	77	378	1,310
Civil (Note 23.c)	37,619	37,665	(631)	806
Others	9,063	86,100	38,209	508,520
Monetary Variation	144	421	113	13,440
Dividends and Bonuses	3	5,623	2,386	15,015
Others	106,410	188,900	27,730	187,939
Total	383,122	982,856	272,786	1,210,111

32. Other Operating Expenses
				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Operating Accruals
Tax (Note 23.c)	911	56,358	38,765	75,241
Labor (Note 23.c)	289,706	1,015,787	190,678	406,057
Civil (Note 23.c)	(27,040)	-	148,085	331,656
Others	459,380	708,317	108,088	395,342
Credit Cards	284,122	649,311	124,945	323,555
Actuarial Losses - Pension Plan (Note 35.a)	44,442	136,207	44,478	133,434
Monetary Losses	(606)	33,195	24,838	25,262
Legal Fees and Costs	35,828	78,732	10,186	32,971
Serasa and SPC (Credit Reporting Agency)	15,525	44,238	10,541	38,462
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	352,752	265,200	(70,985)	10,830
Impairment Valuation	1,967	3,392	(1,804)	4,306
Brokerage Fees	11,373	34,027	8,884	27,442
Commissions	23,298	48,037	7,933	21,100
IOF (Taxes on Banking Transactions)	2,519	7,635	2,685	9,251
Others	243,972	802,209	129,541	449,867
Total	1,738,149	3,882,645	776,858	2,284,776

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Operating Accruals
Tax (Note 23.c)	12,603	99,546	48,296	71,144
Labor (Note 23.c)	301,021	1,041,650	195,977	421,261
Civil (Note 23.c)	2,821	64,475	155,519	345,225
Others	366,497	689,928	153,746	500,811
Credit Cards	284,122	649,311	124,945	323,555
Actuarial Losses - Pension Plan (Note 35.a)	44,442	136,207	44,478	133,434
Monetary Losses	4,309	40,179	24,870	27,729
Legal Fees and Costs	38,643	85,452	10,264	33,424
Serasa and SPC (Credit Reporting Agency)	17,553	51,424	12,823	44,966
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	352,752	265,200	(70,985)	10,830
Impairment Valuation	1,967	3,392	(1,804)	3,682
Brokerage Fees	11,411	34,224	8,885	27,461
Commissions	25,310	58,179	27,845	33,452
IOF (Taxes on Banking Transactions)	2,571	7,687	2,691	9,267
Others	286,049	929,307	165,265	543,601
Total	1,752,071	4,156,161	902,815	2,529,842

33. Nonoperating Result

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Result on Sale of Investments	6,354	62,232	105,514	177,495
Result on Sale of Other Assets	941	6,256	(4,427)	173,169
Reversal (Recognition) of Allowance for Losses on Other Assets	1,567	2,812	2,536	12,837
Expense on Assets Not in Use	(4,129)	(9,767)	(4,925)	(23,042)
Gains (Losses) of Capital	15,113	12,752	2,269	15,912
Other Income (Expenses)	12,395	34,041	8,170	39,241
Total	32,241	108,326	109,137	395,612

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Result of Investments	12,430	113,134	105,514	177,856
Result on Sale of Other Assets	1,390	7,032	(4,022)	173,594
Reversal (Recognition) of Allowance for Losses on Other Assets	3,751	222	2,734	13,001
Expense on Assets Not in Use	(4,288)	(10,484)	(5,132)	(23,409)
Gains (Losses) of Capital	12,998	61,532	2,276	16,941
Other Income (Expenses)	14,631	38,072	8,830	23,648
Total	40,912	209,508	110,200	381,631

34. Income Tax and Social Contribution

				Bank
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Income Before Taxes on Income and Profit Sharing	(661,063)	1,892,951	1,522,096	3,730,460
Profit Sharing	(294,656)	(882,141)	(282,716)	(766,550)
Interest on Capital	(400,000)	(1,550,000)	(530,000)	(1,330,000)
Income Before Taxes	(1,355,719)	(539,190)	709,380	1,633,910
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	542,288	215,676	(283,752)	(653,564)
Equity in Subsidiaries	141,748	465,858	189,835	573,508
Nondeductible Expenses, Net of Non-Taxable Income	21,982	61,340	15,218	32,440
Exchange Variation - Foreign Branches	1,197,424	821,509	(223,453)	(94,951)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	(51,461)	3,673	8,177	149,925
Effects of Change in Rate of 9% (1)	31,590	72,562	39,776	(11,374)
Other Adjustments, incluindo Lucros Disponibilizados no Exterior	(51,155)	42,806	29,671	68,098
Income and Social Contribution Taxes	1,832,416	1,683,424	(224,528)	64,082

				Consolidated
		2011		2010
		Nine-month		Nine-month
	Third	Period Ended	Third	Period Ended
	Quarter	September 30	Quarter	September 30
Income Before Taxes on Income and Profit Sharing	(529,630)	2,566,790	1,853,874	4,744,515
Profit Sharing	(311,553)	(932,334)	(297,194)	(817,188)
Interest on Capital	(400,000)	(1,550,000)	(530,000)	(1,330,000)
Unrealized Profits	11,085	4,337	(1,275)	(4,479)
Income Before Taxes	(1,230,098)	88,793	1,025,405	2,592,848
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	492,039	(35,517)	(410,162)	(1,037,139)
Equity in Subsidiaries	(228)	401	178	516
Nondeductible Expenses, Net of Non-Taxable Income	573	80,658	21,112	39,138
Exchange Variation - Foreign Branches	1,197,425	821,509	(223,453)	(94,951)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	(51,461)	3,699	7,767	152,399
Effects of Change in Rate of 9% (1)	35,023	90,944	49,075	19,798
Other Adjustments, incluindo Lucros Disponibilizados no Exterior	49,322	144,059	30,469	71,427
Income and Social Contribution Taxes	1,722,693	1,105,753	(525,014)	(848,812)

1) Effects of Change in Rate Provisional Act 413 (converted into Law 11.727/2008), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9% to 15% percent for financial institutions and insurance and capitalization entities. For the other companies the social contribution tax rate is 9%.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Intities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan endangered since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.95% stipulated by the actuary for funding each year. Plan endangered since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975. Plan endangered since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan endangered since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan endangered since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan endangered since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.
Determination of Liabilities (Assets) Net Actuarial

				September 30, 2011
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	13,698,562	76,656	331,996	948,720
Fair Value of Plan Assets	(12,792,550)	(147,714)	(2,491)	(1,247,908)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and Others Allowed Deferrals	(867,314)	-	(139,384)	-
Actuarial Gains	454,616	21,219	-	113,177
Value Unrecognized as Asset	159,176	49,839	-	186,011
Net Actuarial Liability at December 31, 2010	652,490	-	190,121	-
Payments Made	(84,923)	-	(27,815)	-
Expenses Recorded	95,309	-	40,898	-
Net Actuarial Liability Provisioned at September 30, 2011	662,876	-	203,204	-

The defined contribution plan amounts recognized were R$39,722 Bank and R$40,312 Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal discount rate for actuarial obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.7%.

Expected rate of return on plan assets:
- Banesprev - Plan I - 11.3%.
- Banesprev - Plan II - 11.1%.
- Banesprev - Plan III - 11.3%.
- Banesprev - Plan IV - 12.2%.
- Banesprev - Supplementary retirement and pension plan - 11.4%.
- Banesprev - Plan V - 11.0%.
- Sanprev - 11.1%.
- Bandeprev - 11.0%.
- SantanderPrevi - 10.8%.
- Other Plans: null - the plan does not have assets.

Estimated long-term inflation rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.

Estimated salary increase rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of Banco Real's former employees is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		September 30, 2011
	Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,928,315	342,329
Fair Value of Plan Assets	(4,018,263)	(108,799)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(10,099)
Actuarial Gains	-	29,591
Value Unrecognized as Asset	89,948	90,055
Net Actuarial Liability (Asset) at December 31, 2010 (1) (2)	-	343,077
Payments Made	-	(19,711)
Expenses Recorded	-	26,251
Actual Return on Plan Assets	-	8,900
Net Actuarial Liability (Asset) at September 30, 2011	-	358,517
(1) The surplus shown was not considered in the financial statements.
(2) Adjusted for comparability purposes as required by CVM Deliberation 600/2009.

c) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

c.1.1.) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)			Net Income
	% of Exercisable	Probability of		% of Exercisable Shares, Considering
TSR Rank	Shares	Occurrence	Year	the Probability of Occurrence
1 st	50%	0.00%	2009	10.00%
2 nd	35%	0.02%	2010	7.15%
3 rd	25%	95.75%	2011	4.86%
4 th	0%	4.23%	Accumulate	15.03%

For measurement of the fair value of the options in the plans, the following premises were made based on the binomial method:

	September 30, 2011	September 30, 2010
Volatility	57.37%	57.37%
Rate of Dividends - SOP Plan	5.43%	5.43%
Vesting Period - SOP Plan	2,72 years	2,72 anos
Average Exercise Time - SOP Plan	3,72 years	3,72 anos
Risk-Free Rate - SOP Plan	11.18%	11.18%
Probability of Occurrence for SOP and PSP	37.58%	60.93%
Fair Value of The Shares - SOP Plan	R$7,19	R$7,19
Average Price of Shares SANB11 in September 30 - PSP Plan	R$13,88	R$21,81

In September 30,2011, daily pro-rata expenses amounting R$8,434 (2010 - R$14,753) Bank and R$8,778 (2010-R$15,358) Consolidated, relating to the SOP plan and R$9,526 (2010 - R$4,584) Bank and R$10,045 (2010 - R$4,837) Consolidated relating to the PSP plan. Also recorded in the period a gain with the oscillation of the market value of the share of the PSP Plan in the amount of R$6,005 Bank and R$6,328 Consolidated like personnel expenses.

						Date of	Date of
	Number of Units		Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	September 30, 2011	September 30, 2010	In Brazilian Reais	Year	Group	of Exercise Period	Period
P112 - SOP	12,663,338	14,184,601	23.50	2010	Executives	03/feb/2010	30/jun/2014
P113 - PSP	1,203,234	1,378,010	-	2010	Executives	03/feb/2010	30/jun/2012
P113 - PSP	1,390,692	-	-	2011	Executives	03/feb/2010	30/jun/2013
Total	15,257,264	15,562,611

c.2) Global Program

(i) Plan I-06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/ Plan I11/ Plan I12 and Plan I13).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s TSR.

c.2.1) Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Plan I09	Plan I10	Plan I11	Plan I12	Plan I13
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Annual Dividend Yield Based on Last Five Years	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.47%	4.50%	4.84%	2.04%	3.33%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

			Euros			Date of	Date of
	Number of Shares		Exercise	Concession	Employees	Commencement	Expiry of Exercise
	September 30, 2011	September 30, 2010	Price	Year	Group	of Exercise Period	Period
Plan I11	-	2,311,231	-	2008	Executives	21-Jun-08	31-Jul-11
Plan I12	541,206	455,008	-	2009	Executives	19-Jun-09	31-Jul-12
Plan I13	597,811	-	-	2010	Executives	01-Jul-10	31-Jul-13
Total	1,139,017	2,766,239

In 2011, pro-rata expenses were registered in the amount of R$7,975 (2010 - R$10,160) Bank and R$8,347 (2010-R$10,583) Consolidated, related to the costs of the cycles of the Global Program.

d) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

On September 30, 2011, was recorded in a credit value R$1,180 in the Bank and R$1,323 in the Consolidated, referring to the provision for Share-Based Bonus. Gain was recorded with the oscillation of the market value of the share of the plan of R$15,609 in the Bank and R$15,876 in the Consolidated as Personnel Expenses.

36. Risk Management Structure

Banco Santander operates in accordance with Grupo Santander risk policies, aligned with local and global objectives, taking into consideration the instructions of the Board of Directors and in accordance with the regulations of the Bacen and international good practices, with the aim of protecting capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

-Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;

- The involvement of senior management in decision-making;

- A consensus between the risk and business departments on decisions involving credit operations;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating;

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander's Risk Committe Executive is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

- To ensure local policies are implemented and adhered to in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by Grupo Santander;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

- To resolve transactions beyond the jurisdiction of the authority delegated to the remaining levels of management, in addition to establishing the global limits of risk pre-assessment of economic groups or in relation to exposure by type of risk.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed via the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems.

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management focuses on the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer.

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

The gathering of documentation and information needed for a full analysis of the risk involved in credit operations, identification of the borrower and the counterparty are procedures applied by Banco Santander to determine the volume of collateral and provisions needed for credit operations to be conducted in accordance with existing norms and the due security. The policies, systems and procedures used are reassessed on a minimum annual basis to ensure they are always in accordance with the needs of risk management and current market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management including securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. The conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and to make exceptions or renegotiate certain transactions. It is also possible to increase the level of guarantee when necessary.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

(i) Pre-sale: includes processes of planning, target setting, calculation of the bank´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

(ii) Sale: this is the decision-making phase for pre-classified and specific transactions; and

(iii) Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This is the process that identifies the bank's interest by means of the assessment of business proposals and risk position. It is defined in the global risk limit plan, an agreed- upon document for the integrated management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment).

A pre-assessment model based on an economic capital measurement and monitoring system is used for large corporate groups.

A simplified pre-assessment model is used for other corporations using maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the portfolio limits are planned using credit management programs, a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, in addition to the limits the activity is subject to and the risk management.

This group of customers is dealt with using the most automated form of risk assessment possible. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by local and global teams to which specific managers and resources have been assigned. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the bank´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Exective Commitee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Central Bank of Brazil (BACEN), in accordance with CMN Resolutions 2682/1999, 2697/2000 and Central Bank circular 2899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers. Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br.

37. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

Following CVM Instruction 485/2010, bellow is a reconciliation of shareholders’ equity and net income attributable to the parent's owners between Brazilian and IFRS, for each of the periods presented:

		September 30, 2011	December 30, 2010
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)		65,472,598	64,850,978
IFRS (2) Adjustments, Net of Taxes, When Applicable:
Pension Plan Discount Rate	d	25,701	(251)
Redesignation of Financial Instruments to Available-for-Sale	a	297,113	558,032
Impairment on Loans and Receivables	b	900,973	220,590
Deferral of Financial Fees, Commissions and Inherent Costs
Under Effective Interest Rate Method	e	500,114	300,000
Reversal of Goodwill Amortization and Others	f	9,140,060	6,736,108
Realization on Purchase Price Adjustments	g	715,719	639,520
Share Based Payments	h	29,754	20,976
Others		(100,491)	29,365
Shareholders' Equity Attributed to the Parent Under IFRS		76,981,541	73,355,318
Minority Interest Under IFRS		11,054	8,076
Shareholders' Equity (Including Minority Interest) Under IFRS		76,992,595	73,363,394

			2011		2010
			Nine-month		Nine-month
		Third	Period Ended	Third	Period Ended
		Quarter	September 30	Quarter	September 30
Net Income Attributed to the Parent Under Brazilian GAAP (1)		865,612	2,689,897	1,016,127	3,032,471
IFRS (2) Adjustments, Net of Taxes, When Applicable:
Pension Plan Discount Rate	c	-	-	(299)	(899)
Classification of Financial Instruments at Fair Value Through Profit or Loss	d	32,051	29,607	15,052	(3,891)
Redesignation of Financial Instruments to Available-for-Sale	a	(5,776)	3,137	552	960
Impairment on Loans And Receivables	b	100,299	680,383	45,082	(15,987)
Deferral of Financial Fees, Commissions and Inherent Costs
Under Effective Interest Rate Method	e	84,245	200,114	46,006	37,010
Reversal of Goodwill Amortization and Others	f	821,518	2,403,952	825,547	2,483,176
Realization on Purchase Price Adjustments	g	35,183	76,199	(10,712)	(77,489)
Others		(131,716)	(130,427)	(3,502)	9,197
Net Income Attributed to the Parent Under IFRS		1,801,416	5,952,862	1,933,853	5,464,548
Minority Interest Under IFRS		825	3,293	918	(526)
Net Income (Including Minority Interest) Under IFRS		1,802,241	5,956,155	1,934,771	5,464,022
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

On the income refers to the adjust based on estimated losses on loans and receivables portifolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Pension Plan Discount Rate

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

d) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of Goodwill Amortization and Others

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and aditionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on Purchase Price Adjustments

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

- The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portifolio in comparison to its nominal value, which is appropriated by its average realization period.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

38. Corporate Restructuring

a) Sale Process of Santander Seguros

Continuing to process of sale of Santander Seguros released in February 2011, at a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Seguros, and indirectly Santander Brasil Seguros S.A. (Santander Brasil Seguros) to ZS Insurance America , S.L., a holding company based in Spain (ZS Insurance), initially owned by its controlling shareholder, Banco Santander Spain, and Inversiones ZS America SPA ( Inversiones ZS) company established in Chile, (Operation), which were signed on July 14, 2011.

The operation is placed of strategic partnership abroad between Santander Spain and Zurich Financial Services Ltd., involving the acquisition by Holding, all property and casualty insurers and life and pensions of Santander Spain in Argentina , Brazil, Chile, Mexico and Uruguay. Once the operation and acquisition of other assets herein by ZS Insurance, Santander Spain to Zurich to divest 51% of ZS Insurance’ capital stock.

Santander Seguros is primarily engaged in the exploration of the life insurance operations in any of its modalities, as well as annuity plans and private pension income is open and the controlling shareholder of Santander Brasil Seguros, whose main activity is the development of operations insurance damage in any of its modalities.

As part of Operation, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the operation. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently practiced.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

It was not included in Operations’ scope of Santander Capitalização, which remains under control of Banco Santander, as well as insurance brokerage activities, carried out by Santander Serviços .

On August 23, 2011 Santander received prior approval from SUSEP for salel the Santander Seguros (Note 13,16 and 39).

b) Partial Spin-off version with Santander Seguros separated part for Sancap

In the context of the sale of Santander Seguros, at the EGM held on April 29, 2011 approved the Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, under the corporate name of Sancap Investimentos e Participações SA (“Sancap”). The spun-off assets to Sancap corresponds to the amount of R$511,774 and refers solely to the entire stake held by Santander Seguros the capital of Santander Capitalização (Notes 13 and 16).

The Sancap is in the process of formation and operation of the Partial Split is in the process of approval in Susep on August 9, 2011.

39. Subsequent Events a) Sale Process of Santander Seguros

On October 5, 2011, based on prior autorization of SUSEP, was closed the sale operation (Note 13, 16 and Note 38) of all shares of Santander Seguros, with transfer of 11,251,174,948 and 3 common shares issued by Santander Seguros for ZS Insurance and Inversiones ZS, and the payment of purchase and sale price to the Bank in amount of R$2,751,558.The final purchase and sale price will be set appropriately based on the special balance sheet prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided by the Agreement of Purchase and Sale dated July 14, 2011.Once defined the final purchase and sale price, the Bank Will disclose to the public and make the offering of preferred rights to shareholders, in accordance with Article 253 of Law 6.404/76. Due the existence of preference rights of other current shareholders of Santander, until 2,094,968,776 shares sold in the ZS Insurance operation will be blocked in the system of custody and depositary agent available for possible transfer to its shareholders of the Bank that may come to exercise its preferred right to acquire shares of Santander Seguros , for the same final purchase and sale price per share in cash. The Operation, according to the regulations, subject to the approval of SUSEP.

b) Plan for long-term Incentive

On October 25, 2011 Banco Santander held an Meeting which decided on the granting of Plan for Long-Term Incentive - Investment in Certificates of Deposit Shares ("Units") to certain directors and managerial employees of the Bank and companies under its control. This plan aims to: (i) align the interests of the Company and the participants' views on the one hand, the growth and profitability of the business of the Bank and on the other hand, the recognition of the contribution of the participants, (ii) enable the Bank retain participants, offering them as an additional advantage, the opportunity to develop or increase their interest as shareholders of the Bank in terms, conditions and forms of this Plan, and (iii) promote the good performance of the Bank and the interests shareholders through a long-term commitment by the participants.

40. Other Information

a) In Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,246,186 (December 31, 2010 - R$22,563,112).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$115,179,722 (December 31, 2010 - R$111,338,357), and the total amount of Santander Conglomerate investment funds and assets managed is R$124,123,931 (December 31, 2010 - R$120,903,629) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of September 30, 2011, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,075,287 (December 31, 2010 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$204,423, and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

					Bank/Consolidated
						Income (Expenses)
				2011		2010
				Nine-month		Nine-month
		Assets (Liabilities)	Third	Period Ended	Third	Period Ended
	September 30, 2011	December 31, 2010	Quarter	September 30	Quarter	September 30
Restricted Operations on Assets
Lending Operations	166,829	21,453	4,881	8,352	1,152	3,046
Liabilities - Restricted Operations on Assets
Deposits	(166,829)	(21,453)	(4,881)	(8,352)	(1,151)	(3,042)
Net Income			-	-	1	4

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2011 is R$1,556,334, of which R$488,541 up to 1 year, R$1,036,726 from 1 year to up to 5 years and R$31,067 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$8,957 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$387,220.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2011
Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer